ANNUAL REPORT 2003


SAN SEBASTIAN
MANGO TREE

COMMERCE GROUP CORP.

Established September 14, 1962

Table of Contents

Corporate Profile

For the past 35 years, Commerce Group Corp. has been engaged in the exploration, development and production of precious metals in the Republic of El Salvador, Central America. The gold ore reserves at Commerce's San Sebastian Gold Mine exceed 1.5 million ounces of gold.

Commerce's primary objective is to enhance share value by expanding the gold ore reserves, joint venturing with other gold mining entities, and when back in production, earning an above average profit. In addition, Commerce is aggressively pursuing the acquisition or merger of businesses.

Commerce was chartered in September 1962 and is now owned by approximately 4,000 shareholders. Its common shares have been publicly traded since 1968. On May 5, 1999, its common shares began trading on the Over the Counter Bulletin Board (OTCBB) under the symbol CGCO. As of August 19, 2003, 20,716,129 common shares are issued and outstanding.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on Friday, October 17, 2003 at 1:30 P.M. at the Whitefish Bay Library Program Room, 5420 North Marlborough Drive, Whitefish Bay, Wisconsin 53217. Shareholders of record at the close of business on August 19, 2003, are encouraged to attend and will be entitled to vote at the meeting. A formal notice of the meeting, proxy statement, and proxy card(s) will be mailed. Prompt return of your proxy card(s) will be appreciated.

Cautionary Statement

Some of the statements contained in the annual report within the meaning of Section 21E of the United States Securities and Exchange Act of 1934 as amended are forward-looking statements, such as estimates and statements that describe the Corporation's future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Corporation's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Corporation produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Corporation operates, technological and operational difficulties encountered in connection with the Corporation's mining activities, labor relations matters and costs, and other matters discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report.

President's Message to Shareholders

Dear Shareholders:

Last year Commerce Group Corp. (Commerce) informed you that it had a challenge to overcome in preserving the exploitation concession/license rights to the San Sebastian Gold Mine (SSGM). Then, with the cooperation of many, including the El Salvadoran Ministry of Economy, a turnaround occurred. On August 29, 2003 a 20-year Renewed SSGM Exploitation Concession/License dated August 18, 2003 was delivered to our El Salvadoran attorney.

Also to Commerce's benefit and great advantage, on March 3, 2003, the exploration rights for approximately 42 square kilometers (10,374 acres) were received. This significantly increased Commerce's exploration rights more than six fold. Commerce identifies these exploration rights as the New San Sebastian Gold Mine Exploration Concession/License (New SSGM). These rights provide the opportunity to determine if the SSGM vein system expands into this area, and, if it does, it may very well represent a new larger scale mineralized system.

In addition to the SSGM, this exploration area includes three formerly operated mines: the La Lola Mine, the Santa Lucia Mine, and the Tabanco Mine. Historical records reveal that these mines have been producing gold and silver since 1780. It is believed that there may be a link to the SSGM deposit, which is identified in a 1968-1969 United Nations' report as "unquestionably the jewel of the El Salvador mining industry and one of the most prolific gold mines in Central America."

The La Lola Mine is located about five kilometers (three miles) northwest of the City of Santa Rosa de Lima, about one kilometer (.62 miles) east/northeast from the Tabanco Mine, and on the east side of the El Peñon River. It appears that the La Lola Mine is structurally connected to the Tabanco Mine and the geology environment is similar. This mine was intermittently operated since 1920.

The Santa Lucia Mine is located approximately three kilometers (1.86 miles) west of the SSGM and there are strong indications that the vein system connects to the Granadilla adit, which is a part of the SSGM. Included in the Granadilla area are the La Aurora vein, the Año Nuevo, and the Bueno Vista vein systems. A portion of the western end of Granadilla was opened under Commerce's supervision, and a vein was observed with a range in width from nine inches to 18 inches. Assay sampling performed ranged from 0.19 to 0.43 ounces of gold per ton. This vein system appears to be connected to the El Salazar area in the SSGM system. It is Commerce's intent to clean and open an adit from which gold and silver were extracted in prior years. The Año Nuevo vein is in trachyte strikes N80°W with a range in depth from 70°N to vertical. This vein can be traced for several hundred feet on surface and it appears to have a two to three foot width.

The Tabanco Mine is located six kilometers (almost four miles) northwest of the City of Santa Rosa de Lima along the Zafra River and between the Copetillo Canara Portillo Cantons. Records reveal that this mine was discovered in 1780 and has been mined intermittently throughout the years. In a United Nations' report, the Compañia Equatoriana de Minas, the operator of the Tabanco Mine prior to 1914, includes the following statement: "About midway between the Cerro Portillo and San Sebastian a 75 foot shaft and minor drifting explored the Paraiso showing, encountering . . . 'an average grade of $25.00 per ton.' " This is equivalent to 1.20 plus ounces of gold per ton.

The Tabanco Mine is set on tertiary andesite and probable tuffs that include at least 24 veins varying in thickness from three to 26 feet, probably grouped in four systems running west-northwest to east-southeast to east-west.

The brief summary of the mines located in the New SSGM exploration area provides strong indications that former operators extracted gold and silver, leaving no doubt that, with further exploration, there are additional gold and silver ore reserves.

Commerce is in the process of obtaining the property owners' permission to begin an exploration program, beginning with the areas in which the three above-described mines are located. Our geologists are optimistic about the prospects of discovering additional gold and silver ore reserves. The additional gold ore reserves will enhance Commerce's share value.

Commerce has an exploration concession/license for the 45-square kilometer Nueva Esparta area, pending final approval from the El Salvador Ministry of Economy's office. This exploration area abuts the north end of the New SSGM and includes eight formerly operative mines.

Notwithstanding the recently acquired prospects for additional gold and silver ore reserves, Commerce will continue focusing on its SSGM. Commerce is diligently seeking U.S. $20 million for the construction of an open-pit, heap-leach operation at the SSGM and for the expansion of its San Cristobal Mill and Plant to extract and process the 15 million tons of virgin ore and stope fill, which contain approximately 1.5 million ounces of gold. It is anticipated that the continuing increase in the price of gold will assist Commerce in reaching its goals. We again remind our shareholders that the overall potential of the SSGM is in the 138 million or more tons of ore that should have a grade of 0.025 or more ounces of gold per ton. These probable reserves could contain 3.4 million ounces of gold (which at $350 an ounce amount to $1.2 billion) and more than 400,000 ounces of silver. This is Commerce's inventory and the shareholders' value.

These gold ore reserves, along with the significantly increased exploration rights, certainly are a catalyst in promoting participation in funding, joint venturing, a merger, or a business combination of such, which would be beneficial to our shareholders.

The price of gold has increased substantially and forecasters are predicting that the future price of gold may reach over one thousand dollars an ounce. This rise in the price of gold is attributable to the U.S. dollar weakness, the stable demand for use of gold in jewelry, the stock market slump, the U.S. trade and budget deficits which are inflated to huge proportions, a slow U.S. economy with a high rate of unemployment, and an expensive war on terrorism.

Gold mining stocks presently represent the best investment sector available to investors today as gold stocks are a safe haven from shaky bond markets and a troubled dollar. Resource companies such as Commerce, that have gold ore reserves, are currently the best place for investment in the foreseeable future. Each of Commerce's 20,407,429 common shares issued as of March 31, 2003 is backed by approximately 0.074 of an ounce of gold. Multiplying these gold ore reserves by a market price of $350 an ounce amounts to a value of almost $26.00 per share. Subtracting the assumed cash cost of $170 an ounce or $12.58 per share, leaves a shareholder value of over $13.00 a share.

We thank our employees for their loyalty and dedication in building Commerce into a stronger company. Their extraordinary efforts and accomplishments are truly appreciated. Equally important are our shareholders, who deserve much credit for their support and unwavering faith in Commerce. We thank them for their belief and confidence. Without a doubt, they encourage everyone at Commerce to do their best.

Respectfully submitted on behalf of the Directors,

Edward L. Machulak
Chairman and President

August 19, 2003

COMMERCE GROUP CORP.

Mining Organization in El Salvador, Central America


Commerce Group Corp.
("The Company")
Wisconsin Corporation 9/14/62 merged into a Delaware Corporation 7/26/71 and on April 1, 1999 merged into a Wisconsin Corporation
52% Ownership
82 ½% Ownership
Mineral San Sebastian, S.A. de C.V.
("Misanse")
El Salvadoran Corporation formed 5/8/60 reinstated 1/25/75 reincorporated 10/22/93
Gold Mine Lease
Government of El Salvador
("GOES")
The Issuer of Mining Concessions/ Licenses
Commerce/Sanseb Joint Venture
("Comseb")
El Salvador mining operator formed 9/22/87
San Sebastian Gold Mines, Inc.
("Sanseb")
A Nevada Corporation formed 9/4/68
Real estate owner of San Sebastian Gold Mine
San Cristobal Mill and Plant
("SCMP")
Gold processing plant
City of El Divisadero
acquired on 2/23/93
El Salvador Gold Mines
Involvements in the following mining properties
San Sebastian Gold Mine
("SSGM")
City of Santa Rosa de Lima 10/68
San Felipe-El Potosi Mine *1
("Potosi")
City of El Potosi 9/93
Modesto Mine *1
("Modesto")
City of El Paisnal 8/93
Hormiguero Mine *1
("Hormiguero")
City of Hormiguero 9/93
Montemayor Mine *1
("Montemayor")
Northwest of SSGM 3/95
New San Sebastian Gold Mine Exploration Concession/ License
("New SSGM")
City of Santa Rosa de Lima 2/03
30 Year Exploitation Concession
El Capulin Mine
("Capulin")
City of El Potosi 5/95
SSGM
La Lola Mine
Santa Lucia Mine
Tabanco Mine

*1 Limited to property owned or leased by the company.



El Salvador
GUATEMALA
HONDURAS
Modesto Mine
San Cristobal Mill and Plant
Montemayor Mine
San Sebastian Gold Mine
San Felipe-El Potosi Mine and El Capulin Mine
General Office
Hormiguero Mine
Pacific Ocean
Pan American Highway
SAN SALVADOR
Santa Ana
San Miguel
MEXICO
BELIZE
HONDURAS
NICARAGUA
GUATEMALA
PANAMA
EL SALVADOR
COSTA RICA

Financial Information

Selected Financial Data

Fiscal Year Ended March 31,	2003	2002	2001	2000	1999
Income Statement Data					
Total revenue	$ 0	$ 38	$ 242,182	$ 480,615	$ 847,702
Income (loss) from continuing operations	$ (35,886)	$ (43,171)	$ 129,790	$ (396,232)	$ (90,266)
Income (loss) from continuing operations per share					
Basic	$ (.0019)	$ (.0026)	$ .0092	$ (.0326)	$ (.0081)
Diluted	$ (.0018)	$ (.0025)	$ .0086	$ (.0282)	$ (.0070)
Weighted average shares - basic	18,907,958	16,349,170	14,174,662	12,172,867	11,165,127
Cash dividends per common share	$ 0	$ 0	$ 0	$ 0	$ 0
Balance Sheet Data					
Working capital*[1]	$ 457,538	$ 199,573	$ 152,906	$ 420,963	$ 430,833
Total assets	$ 33,251,674	$ 31,945,434	$ 30,302,685	$ 29,856,201	$ 27,586,801
Short-term obligations*[1]	$ 12,329,096	$ 11,486,216	$ 9,998,955	$ 10,231,272	$ 8,911,087
Long-term obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Shareholders' equity	$ 20,922,578	$ 20,459,218	$ 20,303,730	$ 19,624,929	$ 18,675,714

*1 Although the majority of the short-term obligations are due on demand, these obligations have the affect of being long-term as most of the debt is due to related parties who have not called for the payment except for nominal amounts of their short-term loans during the past five or more years.

Gold Ore Reserves

Fiscal Year Ended March 31, 2003

			Ounces		
San Sebastian Gold Mine	Tons	Average Grade	Contained	Probable	Total
(a) Virgin ore, dump waste material and tailings	14,404,096	0.081	1,166,732		1,166,732
(b) Stope fill (estimated)	1,000,000	0.340		340,000	340,000
	15,404,096		1,166,732	340,000	1,506,732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

Commission File Number 1-7375

COMMERCE GROUP CORP.

(Exact name of registrant as specified in its charter)

WISCONSIN	39-1942961
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6001 North 91st Street
Milwaukee, Wisconsin 53225-1795
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (414) 462-5310

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.10 par value	Over The Counter Bulletin Board (OTC BB)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated file (as defined in Rule 12b-2 of the Exchange Act).
Yes __ No √

The aggregate market value of the 14,599,635 shares held by nonaffiliates of the registrant based on the closing price of the OTC BB on May 12, 2003, was approximately $3,503,912.

Common shares outstanding as of March 31, 2003, were 20,407,429.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporated by reference from the registrant's definitive Proxy Statement for its Annual Meeting of Shareholders to be filed, pursuant to Regulation 14A, no later than 120 days after the close of the registrant's fiscal year.

COMMERCE GROUP CORP.
2003 FORM 10-K ANNUAL REPORT
For the Fiscal Year Ended March 31, 2003

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

The matters discussed in this report on Form 10-K, when not historical matters, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the speculative nature of mineral exploration, commodity prices, production and reserve estimates, environmental and governmental regulations, availability of financing, force majeure events, and other risk factors as described from time to time in the Company's filings with the Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise.

PART I

Item 1. Business

General

Commerce Group Corp. ("Commerce," the "Company," and/or the "Registrant") is the only precious metals company that has produced gold in the past twenty years in the Republic of El Salvador, Central America. Furthermore, since 1968, Commerce has been operative in the exploration, exploitation, development, and production of precious metals in El Salvador. Its gold ore reserves exceed 1.5 million ounces, which, in turn, translates to .074 ounces of gold for each common share issued and outstanding. Commerce's objectives are to obtain a sufficient amount of funds to expand its San Cristobal Mill and Plant and to commence an open-pit, heap-leach operation to produce gold at a profit. Commerce simultaneously continues to seek a compatible acquisition or merger, preferably a business in the precious metals field, or an endeavor in which synergism will prevail. This combination should enhance the value of Commerce's common shares.

Commerce has been a Wisconsin-chartered corporation since its merger from a State of Delaware corporation on April 1, 1999, and its corporate headquarters are based in Milwaukee, Wisconsin. It was organized in 1962 and its common shares have been publicly traded since 1968. The Company's shares have been trading on the Over the Counter Bulletin Board (OTCBB) under the Symbol CGCO.OB since May 5, 1999. The Company presently is in the business of precious metals mining.

Precious Metal Mining

Commerce continues to be engaged in the exploration, exploitation, and development of gold and silver mines in the Republic of El Salvador, Central America, through its Commerce/Sanseb Joint Venture ("Joint Venture"). Commerce holds a nearly 100% interest in the Joint Venture which is the operator of the San Sebastian Gold Mine ("SSGM").

Commerce's objective is to enhance the value of its shares by realizing profits, cash flow, and by increasing its gold ore reserves. This may be achieved by its continuing to be a low-cost gold producer, by increasing production and by expanding its gold ore reserves. Commerce has an opportunity to increase its gold ore reserves since on March 3, 2003, it received the New San Sebastian Gold Mine Exploration Concession/License hereinafter identified as the "New SSGM," and now can explore a 42-square kilometer area which includes and encompasses the SSGM along with three formerly-operated mines.

Commerce's current goal is to secure sufficient capital to increase its production of gold to 113,000 ounces per year and to simultaneously develop additional gold ore reserves. The Company expects to increase production by developing an open-pit, heap-leach operation on site at the SSGM and by acquiring additional mill and related equipment which will increase the processing of its higher grade virgin ore at the San Cristobal Mill and Plant ("SCMP"). The heap-leach operation should have the capability of producing (through processing a higher volume of gold ore) significantly more gold than could be produced at the SCMP, which has a present capacity of processing 200 tons of gold ore per day. Commerce will also continue to explore areas contiguous to the SSGM site, and it also is planning drill programs at its other potential mining prospects.

Operations

On December 31, 1999, the Joint Venture decided to temporarily suspend its processing of gold ore at its SCMP until such time as it has adequate funds to retrofit, restore, rehabilitate, and expand its mill and plant. A major overhauling is needed to preserve the integrity of the equipment. The initial resumption of producing gold was with the SCMP used equipment the Joint Venture purchased on February 23, 1993. Even though the Joint Venture has maintained this mill and plant on a continuous basis, certain basic structural components are worn out and need to be replaced, retrofitted or overhauled. Another concern at that time was the substantial decline in the world market price of gold. Concurrent with the decision to suspend processing gold ore was the awareness to increase efficiency by expanding the SCMP facilities from the existing 200-ton-per-day capacity to a 500-ton-per-day operation. From March 31, 1995 through December 31, 1999 when production was suspended, 22,710 ounces of bullion containing 13,305 ounces of gold and 4,667 ounces of silver were produced at the SSGM and then sold at the respective current world market price.

There are approximately 1.5 million ounces of proven and estimated gold ore reserves at the SSGM. Although the financial statement periods presented herein reflect that the SSGM is the only one of the Company's mining properties which has generated revenues, there are strong indications of commercial gold ore present at the other gold mine sites.

At the current stage of the exploration and development, the Company's geologists have defined the following gold reserves:

			Ounces		
	Tons	Average Grade	Contained	Probable	Total
San Sebastian Gold Mine					
(a) Virgin ore, dump waste material and tailings	14,404,096	0.081	1,166,732		1,166,732
(b) Stope fill (estimated)	1,000,000	0.340		340,000	340,000
	15,404,096		1,166,732	340,000	1,506,732

The anticipated recovery for processing via the SCMP will range from 85% to 95% and for heap leaching from 65% to 70%.

As of March 31, 2003, the total investment, including interest and holding costs, in the El Salvador mining projects by Commerce, three of Commerce's subsidiaries, Sanseb, and the Joint Venture amounted to $81,947,663.

SSGM Joint Venture Arrangements

Commerce acquired 82 1/2% of the authorized and issued common shares of San Sebastian Gold Mines, Inc. ("Sanseb"), a Nevada corporation formed on September 4, 1968. The balance of Sanseb's shares are held by approximately 200 unrelated shareholders. From 1969 forward, Commerce has provided substantially all of the capital required to develop a mining operation at the SSGM, to fund exploration, and to acquire and refurbish the SCMP.

On September 22, 1987, Commerce and Sanseb entered into a joint venture agreement (named the "Commerce/Sanseb Joint Venture" and sometimes referred to herein as the "Joint Venture") to formalize the relationship between Commerce and Sanseb with respect to the mining venture and to divide profits. The terms of this agreement authorize Commerce to supervise and control all of the business affairs of the

Joint Venture. Under this agreement 90% of the net pre-tax profits of the Joint Venture will be distributed to Commerce and ten percent to Sanseb, and because Commerce owns 82 1/2% of the authorized and issued shares of Sanseb, Commerce in effect has an over 98% interest in the activities of the Joint Venture. In order to maintain current accounting between Commerce and Sanseb, the interest charges to Sanseb on advances made by Commerce are kept separately. Therefore, when profits are earned, the interest recorded will be paid from the cash distributions made to Sanseb.

The Joint Venture leases the SSGM from the Company's 52%-owned subsidiary, Mineral San Sebastian, S.A. de C.V. ("Misanse"), an El Salvadoran corporation. On January 14, 2003, the Company entered into an amended and renewed 30-year lease agreement with Mineral San Sebastian Sociedad Anomina de Capital Variable (Misanse) pursuant to the approval of the Misanse shareholders and Misanse directors at a meeting held on January 12, 2003. The renewed lease is for a period of thirty (30) years commencing on the date that the Company receives its Renewed San Sebastian Gold Mine Exploitation Concession/License, hereinafter identified as the "Renewed SSGM," from the Ministry of Economy's Director of El Salvador Department of Hydrocarbons and Mines (DHM). The lease is automatically extendible for one or more equal periods. The Company will pay to Misanse for the rental of this real estate the sum of five percent of the net sales of the gold and silver produced from this real estate, however, the payment will not be less than $343.00 per month. The Company has the right to assign this lease without prior notice or permission from Misanse. This lease is pledged as collateral for loans made to related parties (Note 7).

The Joint Venture is registered as an operating entity to do business in the State of Wisconsin, U.S.A. and in the Republic of El Salvador, Central America. The Joint Venture Agreement authorizes Commerce to execute agreements on behalf of the Joint Venture.

Organizational Structure

The percentage of ownership of the Joint Venture and the Company's subsidiaries are shown below and are included in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated.

		Charter/Joint Venture	
	% Ownership	Place	Date
Homespan Realty Co., Inc. ("Homespan")	100.0	Wisconsin	02/12/1959
Mineral San Sebastian, S.A. de C.V. ("Misanse")	52.0	El Salvador	05/08/1960
Ecomm Group Inc. ("Ecomm")	100.0	Wisconsin	06/24/1974
San Luis Estates, Inc. ("SLE")	100.0	Colorado	11/09/1970
San Sebastian Gold Mines, Inc. ("Sanseb")	82.5	Nevada	09/04/1968
Universal Developers, Inc. ("UDI")	100.0	Wisconsin	09/28/1964
Commerce/Sanseb Joint Venture ("Joint Venture")	90.0	Wisconsin & El Salvador	09/22/1987

Commerce was originally formed as a Wisconsin corporation (September 14, 1962). It then merged into a Delaware corporation on July 26, 1971 and on April 1, 1999 it merged back into a Wisconsin corporation. It owns 52% of Misanse, an El Salvadoran corporation that was formed on May 8, 1960, reinstated on January 25, 1975 and reincorporated on October 22, 1993. Commerce also owns 82 1/2% of the San Sebastian Gold Mines, Inc. (SSGM) which was chartered as a Nevada corporation on September 4, 1968. Misanse previously had a mining concession with the government of El Salvador and was the owner of the SSGM real estate. At that time, Misanse had assigned the mining concession to Commerce Group Corp. and San Sebastian Gold Mines, Inc., the mining operator formed on September 22, 1987 and known as the Commerce/Sanseb Joint Venture (Joint Venture). The Joint Venture operates the SCMP (the gold processing plant acquired on February 23, 1993) and has conducted exploration and exploitation at the following El Salvador gold mines: SSGM (since October 1968), San Felipe-El Potosi (from September 1993 through November 1999) and its extension Capulin (from May 1995 through November 1999); Modesto (from August 1993 through July 1997); Hormiguero (from September 1993 through 1998) and Montemayor (from March 1995 through July 1997).

The Government of El Salvador has issued the Modesto, Montemayor, and San Felipe-El Potosi mining concessions to others. Commerce's attorneys have challenged the legality of the issuance of these concessions. Commerce owns properties believed to be crucial to the Modesto Mine and it holds leases to the key property of the Montemayor Mine. It plans to apply for concessions on the property it owns (Modesto) and on the property that it leases (Montemayor). It also has a lease agreement with the owners of the San Felipe-El Potosi Mine. Although the sub surface rights belong to the Government of El Salvador, access to the surface rights must be obtained from the owner.

All of the mines mentioned were formerly in production and did produce gold and/or silver. In addition to the channel trenching, test pit holes, and underground adit openings, the Joint Venture has acquired its own diamond drilling rig and has contracted with others to explore in depth, the above-described potential targets. All of the mining properties have promising geologic prospects, alterations, and historical records that bear evidence that all have been mined and produced gold on a commercial basis in the past.

World Gold Market Price, Customers and Competition

Since the Joint Venture was in operation and produced gold on a curbed start-up basis, its revenues, profitability and cash flow were greatly influenced by the world market price of gold. The gold world market price is generally influenced by basic supply and demand fundamentals. It is unpredictable, volatile, can fluctuate widely and is affected by numerous factors beyond the Company's control, including, but not limited to, expectations for inflation, the relative strength of the United States' dollar in relation to other major currencies, political and economic conditions, central bank sales or purchases, inflation, production costs in major gold-producing regions, and other factors. The supply and demand for gold can also greatly affect the price of gold. The Company has not and does not expect in the foreseeable future to engage in hedging or other similar transactions to minimize the risk of fluctuations in gold prices or currencies. The Company's present and past practice has been to sell its gold and silver at the world market spot prices. Gold and silver can be sold on numerous markets throughout the world, and the market price is readily ascertainable for such precious metals. There are many worldwide refiners and smelters available to refine these precious metals. Refined gold and silver can also be sold to a large number of precious metal dealers on a competitive basis. The Joint Venture's SCMP operation which produces doré was refined by and sold to a refinery located in the United States.

At this time the Joint Venture believes that, due to its current financial capacity, it may not be a major gold producer based on the size of larger existing gold mining companies. The Company believes no single gold-producing company has a large impact to offset either the price or supply of gold in the world market. There are many mining entities in the world producing gold. Many of these companies have substantially greater technical and financial resources and larger gold ore reserves than the Company. The Company believes that the expertise of the Joint Venture's experienced key personnel, its ability to train its employees, its low overhead, its gold ore resources, its accessibility to the mine, its infrastructure, and its projected low cost of production may allow it to compete effectively and to produce reasonable profits.

The profitability and viability of the Joint Venture is dependent upon, not only the price of gold in the world market (which can be unstable), but also upon the political stability of El Salvador and the availability of adequate funding for either the SCMP operation or the SSGM open-pit, heap-leaching operation or for the other exploration projects.

As of this date, inflation, currency, interest rate fluctuations, and political instability have not had a material impact on the Company or its results of operations.

Seasonality

Seasonality does not have a material impact, but the rainy season (May through November) can curtail production.

Environmental Matters

Since the Government of El Salvador (GOES) has established a new Mining Law effective February 1996, its exploration, development, and production programs are subject to environmental protection. The GOES has established the Office of the El Salvador Ministry of Environment and Natural Resources (MARN). In order to comply with mining law, the Company was required to obtain environmental permits. On October 15, 2002, an environmental permit under MARN Resolution 474-2002 was issued for the SCMP. On October 21, 2002, an environmental permit under MARN Resolution 493-2002 was issued pertaining to the SSGM.

Environmental regulations add to the cost and time needed to bring new mines into production and add to operating and closure costs for mines already in operation. As the Company places more mines into production, the costs associated with regulatory compliance can be expected to increase. Such costs are a normal cost of doing business in the mining industry, and may require significant capital and operating expenditures in the future. The Company's policy is to adhere to the El Salvador environmental standards. The Company cannot accurately predict or estimate the impact of any future laws or regulations developed in El Salvador that would affect the Company's operations.

All operations by the Company involving the exploration or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by the El Salvador governmental authorities. The Company was required to prepare and present to such authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations. The Company cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on its operations.

El Salvador, Central America Information Sources

The most current information about El Salvador can be obtained from the following sources:

1. The latest *El Salvador Country Commercial Guide* can be obtained through the Internet from the following website: http://www.usinfo.org.sv.

2. General information can also be obtained through the Internet from the following website: http://www.dirla.com/elsalvador2.html.

3. The U.S. Embassy in El Salvador can also be contacted at Boulevard Santa Elena, Urbanización Santa Elena, Antiguo Cuscatlán, La Libertad, El Salvador, telephone (011) 503-278-4444 and fax (011) 503-278-6011.

4. *Background Notes* on El Salvador can also be obtained from the U.S. Department of State's database at the following website: http://www.state.gov.

Excerpts from the website mentioned in number 2 above, provide the following information about El Salvador, Central America:

"About the size of Massachusetts, El Salvador is the smallest country in Central America and most densely populated of the Central American countries. Now, only four years after a U.N. sponsored peace treaty ended the country's eleven year bloody war, El Salvador is considered to have the most dynamic economy in the region.

"Thought to be the most industrialized nation in Central America, the country's hard working people, and improving economic indicators provide the investor with some of the building blocks for a successful venture. . . .

"A high volcanic mountain range serves as El Salvador's rugged backbone, along which many of the most important urban centers are located. The slopes of the country's many volcanoes became the first agricultural centers due to the rich, volcanic soils. These agricultural centers, Santa Ana, San Salvador, San Vicente, etc. have become the country's major cities and towns today, which share the names of their corresponding volcanoes.

"While the country coastal areas and lowlands are typically hot, San Salvador enjoys an average, almost unvarying, temperature of 82 degrees ferenheit [Fahrenheit], 28 degrees Celsius. The rainy season last[s] from May to October. The best months for traveling are usually November through January.

"El Salvador, the smallest Central American nation, is bordered to the west by Guatemala, to the north and east by Honduras [and] to the south by the Pacific ocean. Its Pacific coastline is 320 km long. Aside from Belize, El Salvador is the only Central American nation that does not have both Pacific and Caribbean ports. . . .

"The government of El Salvador is divided into Executive, Legislative branches and the Supreme Court. The president is freely elected to a five year term. The Legislative branch, called the 'National Assembly', is comprised of 60 members who serve three year terms, and the 13 member Supreme Court is appointed by the National Assembly.

"The country is divided into 14 districts, called 'departments'. Major political parties include the right-wing ARENA party, the left-wing Farabundo Marti National Liberation Front (FMLN), the Christian Democratic Convergence Party and the National Conciliation Party."

Operations, Other Than Mining

Commerce independently and through its partially and wholly-owned subsidiaries conducted other business activities, which at present, most are dormant. Previous operations consisted of the following: (1) land acquisition and real estate development through its wholly-owned subsidiaries, San Luis Estates, Inc. ("SLE") and Universal Developers, Inc. ("UDI"); (2) real estate sales, through its wholly-owned subsidiary, Homespan Realty Co., Inc. ("Homespan"); and (3) advertising and various businesses, including Internet-related businesses, through its subsidiary, Ecomm Group Inc. ("Ecomm").

Land Acquisition, Development, Ownership and Real Estate Sales

During the past years, the Company has substantially diminished its activities in the business of real estate development conducted principally through its subsidiaries San Luis Estates, Inc. ("SLE"), a Colorado corporation, and Universal Developers, Inc. ("UDI"), a Wisconsin corporation. At present, all activities have ceased.

Misanse, the Company's majority-owned subsidiary (52%) owns the SSGM real estate consisting of approximately 1,470 acres. This real estate is located approximately two and one-half miles northwest of the city of Santa Rosa de Lima, off of the Pan American Highway (a four-lane newly constructed highway), and about 108 miles southeast of the capital city of San Salvador, El Salvador, and it is about 11 miles west from the border of the Country of Honduras. It is also about 26 miles from the city of La Union which has railroad and port facilities. The Company, on January 14, 2003, entered into a 30-year lease arrangement.

The Company owns approximately 63 acres of land on the Modesto Mine site which is located due north of the city of Paisnal and approximately 19 miles north of San Salvador, the capital city of El Salvador. This real estate is pledged as collateral for funds advanced to the Company. It also leases approximately 175 acres of land considered to be the main part of the Montemayor Mine in the Department of Morazan.

The Joint Venture entered into a lease agreement with the San Felipe-El Potosi Cooperative ("Cooperative") of the city of Potosi, El Salvador on July 6, 1993, to lease the real estate encompassing the San Felipe-El Potosi Mine for a period of 30 years and with an option to renew the lease for an additional 25 years, for the purpose of mining and extracting minerals.

Reference is made to "Item 2. Properties," for additional information.

Homespan, the local real estate marketing subsidiary of the Company is presently inactive. It has no significant activity and is not material to the Company's operation.

Internet Business and Advertising

The Company owns 100% of the outstanding common stock of Ecomm Group Inc. ("Ecomm"), a Wisconsin corporation. The Company, in order to diversify its business activities, on January 29, 1999, announced its plans to have its wholly-owned subsidiary, Ecomm, enter into the web portal business. Ecomm's strategy is to attempt to acquire or to "roll up" Internet websites and businesses and consolidate them into a web portal. Since then, the Company's attempts to acquire Internet-related businesses have not been successful.

Patents and License Agreements

On July 23, 1987, the Government of El Salvador delivered and granted to Misanse, possession of a mining concession (license). On September 25, 1996, the SSGM concession was reconfirmed to comply with the 1996 El Salvadoran Mining Law. The Joint Venture believed that its SSGM concession was effective from the time it was issued in July 1987. This concession provided the right to extract and export minerals for a term of 25 years (plus a 25-year renewal option) beginning on the first day of production from the real estate owned by Misanse and encompassing the SSGM.

On February 28, 2003 (received March 3, 2003) the DHM admitted to the receipt of the application and the Company proceeded to file public notices as required by Article 40 of the El Salvadoran Mining Law and its Reform (MLIR). On April 16, 2003, the Company's El Salvadoran legal counsel filed with the DHM notice that it believed that it complied with the requirements of Article 40, and that there were no objections; and requested that the DHM make its inspection as required by MLIR Article 42. Once issued, this Renewed SSGM will be pledged as collateral to the same parties that held the previous concession as collateral.

On February 24, 2003, the DHM issued the New SSGM for a period of four years starting from the date following the notification of this resolution which was received on March 3, 2003. The New SSGM may be extended for two two-year periods, or for a total of eight years. Besides the San Sebastian Gold Mine, three other formerly operative gold and silver mines known as the La Lola Mine, the Santa Lucia Mine, and the Tabanco Mine are included in the New SSGM.

On or about October 20, 2002, the Company filed an application with the DHM for the Nueva Esparta Exploration Concession/License hereinafter identified as the "Nueva Esparta," which consists of 45 square kilometers north and adjacent to the New SSGM. This application is in the process of being considered.

Reference is made to "Item 2. Properties" for additional information.

Significant Customers

The Company presently has no individual significant customers in which the loss of one or more would have an adverse effect on any segment of its operations or from whom the Company has received more than ten percent of its consolidated revenues, except for the sale of gold when the Joint Venture is in production. The gold in doré form is refined and then sold at the world market spot price to a refinery located in the United States.

Miscellaneous

Backlog orders at this time are not significant to either the Company's or its majority-owned subsidiaries' areas of operations, or at this time is any portion of their operations subject to renegotiation of profits or termination of contracts at the election of the United States' Government.

At this time, neither the Company nor its majority-owned subsidiaries conduct any material research and development activities, except as indicated in this report with respect to the Joint Venture and its mining exploration, exploitation, and development programs in the Republic of El Salvador, Central America.

The Company believes that the federal, state and local provisions regulating the discharge of materials into the environment should not have a substantial effect on the capital expenditures, earnings or competitive position of the Company or any of its majority-owned subsidiaries as the Company does not have any mining activity in the United States.

Financial Information About Industry Segments Lines of Business

Operation

Campground: For the years ended March 31, 2001, revenues have been generated from the campground business. Although Homespan owned the campground real estate, the Company was the operator of the Standing Rock Campground (SRC) until March 31, 2001. The SRC was sold during the fiscal period ended March 31, 2001.

Land Sales

There were none as the Company and its subsidiaries have sold their remaining lots in Colorado during the fiscal year ended March 31, 2001.

Mining

The Company's primary strategy, through its Joint Venture, is to use its SCMP facilities to process gold ore transported from SSGM and from other exploration opportunities located in the Republic of El Salvador. The Joint Venture has produced gold at its SCMP operations from March 31, 1995 through December 31, 1999, at which time the Joint Venture announced the suspension of its SCMP facilities in order to overhaul, repair, retrofit and expand the SCMP. In addition to producing gold at the SCMP, when funds become available, the Company intends to process its SSGM gold via an open-pit, heap-leaching system.

The Company anticipates that the capital required for the purchase of equipment and working capital can be obtained from the sale of its common or preferred shares, bonds, equity offerings, loans, leases, partial sale of its gold reserves, sale of gold, or from a combination of these and other creative funding possibilities. However, the Company recognizes that it may be more difficult to obtain financing from the sale of its common shares under reasonable terms and conditions due to a substantial decline in the Company's common share price. This circumstance may change as the price of gold has begun to increase from January 2002, and worldwide investors have been significantly more interested in the ownership of gold.

Internet Business

As of March 31, 2003, the Company's subsidiary, Ecomm, has not earned any revenue and has not incurred any significant expenses or capital investment other than that disclosed in this report.

Competition

The Company believes that neither it, nor any other competitor, have a material effect on the precious metal markets, and that the price that the Joint Venture will receive for its sale of gold is dependent upon world market conditions over which neither it nor any other single competitor have control. The competition is more intense in the Internet business.

Employees

As of March 31, 2003, the Joint Venture employed between 34 and 40 full-time persons in El Salvador to perform its limited exploration, exploitation, and development programs; to erect the cone crushing system, to provide 24-hour seven-day-a-week security at three different sites; to provide engineering, geology, drafting, and computer-related services; and to handle the administration of its activities. None of these employees are covered by any collective bargaining agreements. It has developed a harmonious relationship with its employees. Also, the Company employs up to four persons, including part-time help, in the United States. Since the Joint Venture has laid off most of its employees, the Joint Venture had to pay the severance pay to its employees and therefore it had to sell and continues to sell the Company's common shares which were issued to the Commerce Group Corp. Employee Benefit Account. El Salvador employees are entitled to benefits, including severance pay, which is based on one month's pay for each year of employment.

Industry Segments

1. Unaffiliated Sales

Industry	Location	2003	2002	2001
Mining	El Salvador	$ 0	$ 0	$ 0
Campground	Missouri, USA	$ 0	$ 0	$ 238,520

(Year Ended March 31,)

2. There Were No Intersegment Sales

3. Total Revenues

Industry	Location	2003	2002	2001
Mining	El Salvador	$ 0	$ 0	$ 0
Campground	Missouri, USA	0	0	238,520
Other	Delaware/Wis., USA	0	38	3,662
	Total:	$ 0	$ 38	$ 242,182

(Year Ended March 31,)

4. Operating Profit (Loss)

Industry	Location	2003	2002	2001
Mining	El Salvador	$ 0	$ 0	$ 0
Campground	Missouri, USA	0	0	185,391
Other Income	Wisconsin, USA	0	38	3,662
Corp. Hdqtrs.	Wisconsin, USA	(35,886)	(43,209)	(59,263)
	Total:	$ (35,886)	$ (43,171)	$ 129,790

(Year Ended March 31,)

5. Identifiable Assets

Industry	Location	2003	2002	2001
Mining	El Salvador	$33,029,999	$31,677,285	$30,046,855
Campground	Missouri, USA	0	0	0
Real Estate	Colorado, USA	0	0	0
Corporate Assets		221,675	268,149	255,830
	Total:	$33,251,674	$31,945,434	$30,302,685

(Year Ended March 31,)

Item 2. Properties

Mining Properties

The table below provides a summary of the most significant mining properties in which Commerce Group Corp. or the Joint Venture has an interest. All of the properties are located in the Republic of El Salvador, Central America. More detailed information regarding each of these properties is provided in the text that follows.

	Property Description	Nature of Interest	Date Interest was Acquired	Cost of Interest	Amount of Funds to Make Property Operational	Date Mine will be Operational
1.	San Sebastian Gold Mine located two and one-half miles northwest of the city of Santa Rosa de Lima and the Pan American Highway.	Mineral concession consisting of 100% ownership of the precious metals extracted from this mine.	1968	5% of the gross precious metal proceeds or $343 a month whichever is higher.	This is dependent on the scale of production that management decides to perform. The amount of investment could be from $5 million to $100 million.	It was in operation on a curbed production basis from 03/31/95 until December 31, 1999 when operations were suspended due to the need to overhaul, repair, restore and expand the SCMP facilities.
2.	San Felipe-El Potosi/Capulin Mine located near the city of Potosi, 18 miles northwest of the city of San Miguel.	El Salvador legal counsel is in the process of reviewing alternatives to obtain the mineral concession.	07/06/93	5% of the gross precious metal proceeds.	Undetermined until a preliminary drilling program is completed; estimated cost of drilling is $2 million.	Undetermined.
3.	Hormiguero Mine located five miles southeast of the San Cristobal Mill and Plant near the city of Comacaron.	Ownership of the tailings.	09/93	The surface use of land (rent) is to be negotiated.	Undetermined until a preliminary drilling program is completed; estimated cost of drilling is $2 million. Mine surface channel trenching and adit cleaning should be completed to determine drilling cost.	Undetermined.
4.	Modesto Mine located near the city of Paisnal and about 19 miles north of San Salvador, the capital city.	Application is to be submitted for a mineral concession on the real estate owned by the Company to own 100% of the precious metals extracted from the real estate owned by the Company.	09/93	It appears as if this will be an underground operation except in the Company-owned land. Therefore, no cost for interest.	Undetermined until a preliminary drilling program is completed; estimated cost of drilling is $2 million.	Undetermined.
5.	Montemayor Mine located about 14 miles northeast of SCMP and about six miles northwest of SSGM.	Application is to be submitted for a mineral concession on the land leased by the Company to own 100% of the precious metals extracted from the areas the Company leases.	07/95	It appears that this will be an underground mine, therefore current leases will have to be renegotiated and extended.	Undetermined until a preliminary drilling program is completed; estimated cost of drilling is $2 million.	Undetermined.
6.	San Cristobal Mill and Plant located off the Pan American Highway west of the city of El Divisadero.	Mill and Plant owned by Joint Venture. The real estate is owned by an agency of the Government of El Salvador.	Equipment 02/23/93 and thereafter Lease 11/12/93	Equipment purchased and extensive retrofitting was and continues to be performed. Through 03/31/03, a total of $6,533,055 has been invested in this plant and equipment. Depreciated value is $4,280,922.	To expand the plant, including a crushing system to a capacity of 500 tons per day; an estimated sum of up to $3 million may be required, all dependent whether new or used equipment will be purchased.	Curbed production commenced March 1995; expansion program in progress. Operations suspended on 12/31/99 until the existing equipment is overhauled, repaired, restored and expansion of the SCMP facilities are completed, and, dependent on the price of gold.
7.	New San Sebastian Gold Mine Exploration Concession/License consisting of 42 square kilometers.	Exploration concession issued by the Government of El Salvador for 100% ownership of the precious metals.	02/03	Undetermined as negotiations will be made with the surface rights' owners.	Undetermined until exploration at an estimated cost of $2 million is completed.	Undetermined.

The San Sebastian Gold Mine

General Location and Accessibility

The SSGM is situated on a mountainous tract of land consisting of approximately 1,470 acres of explored and unexplored mining prospects. The SSGM is located approximately two and one-half miles off of the Pan American Highway, northwest of the city of Santa Rosa de Lima in the Department of La Union, El Salvador. The tract is typical of the numerous volcanic mountains of the coast range of southeastern El Salvador. The topography is mountainous with elevations ranging from 300 to 1,500 feet above sea level. The mountain slopes are steep, the gulches are well defined, and the drainage is excellent.

There is good roadway access to the SSGM site. Most of the reconstruction of the Pan American Highway from two lanes to four lanes (from the city of San Salvador to the Honduran border) has been completed. The city of Santa Rosa de Lima (approximately three miles from the SSGM) is one of the larger cities in the Eastern Zone. The SSGM is approximately 30 miles from the city of San Miguel, which is El Salvador's third largest city, and approximately 108 miles southeast of El Salvador's capital city, San Salvador. SSGM is also approximately 26 miles from the city of La Union which has port and railroad facilities. Major United States' commercial airlines provide daily scheduled flights to the Comalapa Airport which is located on the outskirts of the city of San Salvador.

SSGM Reserves and Operation

GOLD ORE RESERVES (03/31/03)

	Tons	Average Grade	Contained Gold Ounces[1]
Ore - virgin	14,404,096	0.081	1,166,732
Stope fill (estimated)	1,000,000	0.340	340,000
Totals	15,404,096		1,506,732

(1) The estimated recoverable ounces of gold by processing: SCMP, 85% to 95%; heap leach, 65% to 70%.

The tailings, dump material, and stope fill at the SSGM are the by-products of past mining operations. The tailings are the residue of higher grade ore once milled and processed to recover the then economically feasible fraction of gold present in the material. Most of the tailings, except the lower grade, have been processed. The dump material is actually gold ore which has been mined in the search for higher grades of gold ore and piled to the side of past excavations as it was considered at that time to be too low of a grade of ore to process economically; however, it was reserved for future processing until the price of gold is at a level to process it profitably. The stope fill that is available was in the past considered to be too low of a grade of ore to process economically, therefore it was primarily used to fill the voids in the underground workings to accommodate the extraction of the higher grade of gold ore in the past SSGM mining activities. Virgin gold ore, as the term is used in this report, is gold ore which is on the surface and readily available for processing; it also includes the undeveloped underground gold ore.

Virgin gold ore at the SSGM represents the majority of the material (14.4 million tons, including the dump waste material) in the Company's reserves. The Company plans to use an open-pit mining method and will truck the lower grade gold ore to one or more heap-leaching pads developed at the SSGM site. The use of open-pit mining and heap-leaching techniques will enable the Company to process a higher volume of low grade gold ore than can be processed at the SCMP. The Company plans to continue to operate the SCMP after developing a leach-pad operation at the SSGM, using the facility to process the higher grade ore it encounters in the course of mining at the SSGM. The milling operation at the SCMP is expected to return a higher rate of gold recovery than can be expected from heap-leaching techniques.

Approximately 960,000 tons of dump material present at the SSGM site, with grades ranging from 0.082 to 0.178 ounces of gold per ton, have been combined with the virgin ore reserves. An analysis of the underground stope fill material was made by the Company's consulting geologist who has confirmed that about seven percent of the stope fill had been removed and processed during the 1973-1978 period. The grade of the stope fill averages 0.34 ounces of gold per ton. It is estimated that there are about one million tons available for SCMP treatment from the underground operations. It is necessary to remove the material which has caved in the adits to reach the stope fill areas, or it eventually will be encountered in the open-pit operations.

All residue from the contemplated operations will be stockpiled for potential future processing dependent upon the price of gold, improvements in technology, and the depletion of higher grade material.

Misanse Mining Lease

The Company (previously through the Joint Venture) leases the SSGM from Mineral San Sebastian, S.A. de C.V. ("Misanse"), an El Salvadoran corporation. The Company owns 52% of the total of Misanse's issued and outstanding shares. The balance of the shares are owned by about 100 El Salvador, Central American and United States' citizens. (Reference is made to Note 7 of the financial statements for related party interests.)

SSGM Mining Lease

On January 14, 2003, the Company entered into an amended and renewed 30-year lease agreement with Mineral San Sebastian Sociedad Anomina de Capital Variable (Misanse) pursuant to the approval of the Misanse shareholders and Misanse directors at a meeting held on January 12, 2003. The renewed lease is for a period of thirty (30) years commencing on the date that the Company receives its Renewed SSGM from the DHM. The lease is automatically extendible for one or more equal periods. The Company will pay to Misanse for the rental of this real estate the sum of five percent of the net sales of the gold and silver produced from this real estate, however, the payment will not be less than $343.00 per month. The Company has the right to assign this lease without prior notice or permission from Misanse. This lease is pledged as collateral for loans made to related parties (Note 7).

Misanse Mineral Concession/License-Government of El Salvador

In El Salvador, the rights to minerals below the sub-surface are vested with the government. Mineral rights are granted by the government through concessions or licenses.

On January 27, 1987, the Government of El Salvador granted a right to the SSGM mining concession ("concession") to Misanse which was subject to the performance of the El Salvador Mining Law requirements. These rights were simultaneously assigned to the Joint Venture.

On July 23, 1987, the Government of El Salvador delivered and granted to Misanse, possession of the mining concession. This is the right to extract and export minerals for a term of 25 years (plus a 25-year renewal option) beginning on the first day of production from the real estate which encompasses the SSGM owned by Misanse. Misanse assigned this concession to the Joint Venture.

Effective February 1996, the Government of El Salvador passed a law which required mining companies to pay to it three percent of its gross gold sale receipts and an additional one percent is to be paid to the El Salvador municipality which has jurisdiction of the mine site. As of July 2001, a series of revisions to the El Salvador Mining Law offer to make exploration more economical. The principal change is that the fee has been reduced to two percent of the gross gold receipts.

Renewed San Sebastian Gold Mine Exploitation Concession/License (Renewed SSGM) - approximately 1.2306 square kilometers, Department of La Union, El Salvador, Central America

On September 6, 2002, at a meeting held with the El Salvadoran Minister of Economy and the DHM, it was agreed to submit an application for the Renewed SSGM for a 30-year term and to simultaneously cancel the concession obtained on July 23, 1987. On September 26, 2002, the Company filed this application. On February 28, 2003 (received March 3, 2003) the DHM admitted to the receipt of the application and the Company proceeded to file public notices as required by Article 40 of the El Salvadoran Mining Law and its Reform (MLIR). On April 16, 2003, the Company's El Salvadoran legal counsel filed with the DHM notice that it believed that it complied with the requirements of Article 40, and that there were no objections; and requested that the DHM make its inspection as required by MLIR Article 42. Once issued, this Renewed SSGM will be pledged as collateral to the same parties that held the previous concession as collateral.

New SSGM Exploration Concession/License (New SSGM) - approximately 40.7694 square kilometers

On October 20, 2002, the Company applied for the New SSGM, which covers an area of 42 square kilometers and includes approximately 1.2306 square kilometers of the Renewed SSGM. The New SSGM is in the jurisdiction of the City of Santa Rosa de Lima in the Department of La Union and in the Nueva Esparta in the Department of Morazan, Republic of El Salvador, Central America. On February 24, 2003, the DHM issued the New SSGM for a period of four years starting from the date following the notification of this resolution which was received on March 3, 2003. The New SSGM may be extended for two two-year periods, or for a total of eight years. Besides the San Sebastian Gold Mine, three other formerly operative gold and silver mines known as the La Lola Mine, the Santa Lucia Mine, and the Tabanco Mine are included in the New SSGM.

Nueva Esparta Exploration Concession/License (Nueva Esparta) - 45 square kilometers

On or about October 20, 2002, the Company filed an application with the DHM for the Nueva Esparta, which consists of 45 square kilometers north and adjacent to the New SSGM. This rectangular area is in the Departments of La Union (east) and Morazan (west) and in the jurisdiction of the City of Santa Rosa de Lima, El Salvador, Central America. Included in the Nueva Esparta are eight other formerly operated gold and silver mines known as: the Grande Mine, the Las Pinas Mine, the Oro Mine, the Montemayor Mine, the Banadero Mine, the Carrizal Mine, the La Joya Mine and the Copetillo Mine. The application is pending.

SSGM Current Status

The Company, through its Joint Venture is conducting the following activities: It is in the exploration, exploitation, development and pre-production mining stage which consists of completing its survey, mapping, site preparation, infrastructure, construction, planning, and the performance of the auxiliary work needed to resume gold production at the SSGM site. Presently, the Company is seeking funding to purchase equipment, to purchase inventory, and to use for working capital for its on-site proposed open-pit, heap-leaching operation. In addition, the Company is planning its strategies for the New SSGM in anticipation of increasing its gold ore reserves.

The Company's main objective and plan, through the Joint Venture, is to operate a moderate tonnage, low-grade, open-pit, heap-leaching operation to produce gold on its SSGM site. Dependent on the funding, the grade of ore, and the tonnage processed, it anticipates producing more than 40,000 ounces of gold from its open-pit, heap-leaching operation during the first twelve full operating months and then gradually increasing the annual production of gold to 113,000 ounces.

Proposed SSGM Open-Pit, Heap-Leaching Operation

The Joint Venture has placed the SCMP into a curbed production operation. It now intends to obtain a sum of $8 million or more to commence an open-pit, heap-leaching operation at the SSGM site. An additional $8 million or more is estimated to be required for the crushing system, plant, and mining equipment, if the Joint Venture were unable to lease this equipment. After these funds are obtained, the Joint Venture intends to start processing gold ore from its open pit at a production level of 2,000 tons per day. During the second year, the production level plans are to expand production to 3,000 tons per day (the funds for this expansion could be generated from profits). An increase to process 4,000 tons of gold ore per day would take place during the third year and another expansion to process 6,000 tons per day would take place at the beginning of the fifth year; all funds for this expansion should be available through a combination of earned profits, borrowings, equity sales, or other creative sources. With the anticipated production volume, there is more than a nine-year supply of gold ore as it is believed that a substantial amount of gold ore can be proven.

The Company's geologists have defined a body of ore consisting of 138 million tons of gold ore at a grade of 0.025 ounces of gold per ton. This reflects a potential of 3.4 million ounces of gold (including the existing 1.5 million ounces) and about 400,000 ounces of silver from this planned open-pit, heap-leaching operation. It would take about 64 years to process this body of gold ore at a production capacity of 6,000 tons per day.

SSGM Ownership of the Property

The San Sebastian Gold Mine real estate consisting of approximately 1,470 acres, is owned by Misanse, a Salvadoran corporation. The Company owns 52% of Misanse common shares that are issued and outstanding.

Environmental Matters

The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which the Company operates. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health and the production, handling, storage, use and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in the business of the Company, as it is with other companies engaged in similar businesses.

The DHM requires environmental permits to be issued in connection with the application of the Renewed SSGM. The issuance of these permits are under the jurisdiction of the El Salvador Ministry of Environment and Natural Resources Office (MARN). On October 15, 2002, MARN issued an environmental permit under Resolution 474-2002 for the SCMP. On October 20, 2002, MARN issued an environmental permit under Resolution 493-2002 for the Renewed SSGM Exploitation area.

Environmental regulations add to the cost and time needed to bring new mines or mills into production and add to operating and closure costs for mines already in operation. As the Company places more mines into production, the costs associated with regulatory compliance can be expected to increase. Such costs are a normal cost of doing business in the mining industry, and may require significant capital and operating expenditures in the future. The Company cannot accurately predict or estimate the impact of any future laws or regulations developed in El Salvador that would affect the Company's operations.

All operations by the Company involving the exploration or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by the El Salvador governmental authorities. The Company is required to prepare and present to such authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations. The Company cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on its operations.

San Felipe-El Potosi Mine ("Potosi") and its extension the El Capulin Mine ("El Capulin")

Potosi Location

The Joint Venture had commenced an exploration program on the Potosi property which is located approximately 18 miles northwest of the city of San Miguel, the third largest city in the Republic of El Salvador, Central America, on a paved road 15 miles to the city of Chapalteque and then west three miles on a gravel road to the city of Potosi. The historical records and the exploration work performed by the Company indicate that the potential of developing a gold mine is above average.

Potosi Lease Agreement

The Joint Venture entered into a lease agreement with the San Felipe Potosi Cooperative ("Cooperative") of the city of Potosi, El Salvador on July 6, 1993, to lease the real estate for a period of 30 years, with an option to renew the lease for an additional 25 years, for the purpose of mining and extracting minerals. Although the Company did not receive a concession/license from the DHM, it is preserving its rights under the lease agreement.

Hormiguero Mine ("Hormiguero")

Hormiguero Location

The Hormiguero is located approximately five miles southeast from the SCMP off of the Pan American Highway in the Departments of San Miguel and Morazan, Comacaran Jurisdiction, in the Republic of El Salvador, Central America. The Joint Venture plans to survey, map, plat, plan and develop an exploration program.

Hormiguero Current Status

The Joint Venture is planning to develop an exploration program on this 5,000 acre site. An application for exploration has been filed on September 6, 1993 with the DHM. In order to comply with the El Salvadoran Mining Law adopted during February 1996, an exploration application was filed on April 21, 1997. The Joint Venture has temporarily suspended all of its activities until such time as it decides to resume them.

Modesto Mine

Modesto Mine Location

The Modesto Mine is located due north of the town of El Paisnal, approximately 19 miles north of the capital city, San Salvador, in the Republic of El Salvador, Central America.

Modesto Mine Present Status

On or about September 2, 1993, the Joint Venture through one of its employees, filed an application with the DHM to explore the 4,000 hectares (9,800 acres) of property known as the Modesto Mine. The application, together with the consent to explore this area from the property owners owning more than 25% of total area, has been submitted to the DHM. Also, the Joint Venture had submitted its original plan to this governmental agency on January 24, 1994, outlining its exploration program. In order to comply with the current mining regulations adopted by the Government of El Salvador during February 1996, the Joint Venture filed an exploration concession application on April 21, 1997.

After completing the necessary surveying, mapping and planning, the Joint Venture proceeded to clean and trench the surface and adit vein exposure. Since August 1993, 3,084 metric feet of surface channel trenching (10,177 feet) and 866 meters (2,858 feet) of adit cleaning were completed. In addition, four inclines have been excavated for entry. A total of 4,027 fire assay samples were performed revealing an average grade of 0.035 ounces per ton. The Joint Venture suspended its exploration during July 1997 as the Government of El Salvador awarded the concession of the property to another mining company. The Company believes that it owns the key property, therefore permission from the Company will be required before entry can be made by others. The Joint Venture, upon advice of legal counsel, intends to file an application for a concession (license) on the property it owns.

Montemayor Mine ("Montemayor")

Montemayor Location/Ownership

The Joint Venture has obtained leases for more than 175 acres of the surface rights from a number of property owners which permit the Joint Venture to enter their property for the purpose of exploring, exploiting and developing the property and then, if feasible, to mine and extract minerals from this property. The term of this permission is for an infinite period. The Company believes that this real estate contains the "heart" of the mine. Montemayor is located about 14 miles northeast of the SCMP, six miles northwest of the SSGM and about two and one-half miles east of the city of San Francisco Gotera in the Department of Morazan, Republic of El Salvador. Historical records evidence that the potential for the Montemayor to become an exploration and development gold-producing prospect is good.

On April 22, 1997, a current exploration concession was filed with the El Salvador Minister of Economy's office in order to comply with the El Salvadoran Mining Law adopted in February 1996. During July 1997, the Minister of Economy awarded the concession to others. Since the Joint Venture has leases on the surface of key real estate, it cannot be forced to allow others to operate a mine on this key part of the property. The concession/license for the Montemayor Mine is included in the Nueva Esparta application filed on October 20, 2002.

San Cristobal Mill and Plant ("SCMP") Recovery and Processing System

SCMP Location

SCMP is located near the city of El Divisadero (bordering the Pan American Highway), and is approximately 13 miles east of the city of San Miguel, the third largest city in the Republic of El Salvador, Central America.

SCMP Lease Agreement

Although the Joint Venture owns the mill, plant and related equipment, it does not own the land and certain buildings. On November 12, 1993, the Joint Venture entered into an agreement with Corsain to lease approximately 166 acres of land and the buildings for a period of ten years. The annual rental charge was U.S. $11,500, payable in advance, and was subject to annual increases based on the United States' percentage rate of inflation. The annual rental, including inflation charges, increased to $16,331 beginning on November 1, 2000. Also as agreed, an $11,500 security deposit was required and this deposit is subject to an annual increase based on the U.S. inflation rate. The premises are strategically located to process gold ore from the other mining prospects that are in the exploration stage near the SCMP.

SCMP Mill and Plant Process Description

Current Status

The SCMP (a precious metal cyanidation carbon-in-leach system) has a capacity of processing up to 200 tons of virgin ore per day. The following units of operations are required: crushing, grinding, thickening, agitated leaching and recovery of precious metals via a carbon-in-leach (CIL) system.

The SCMP has been designed to process up to 500 tons of virgin ore per day. The SCMP operations were suspended as of December 31, 1999, as the plant, equipment, and facilities have been place on a care and maintenance status until such time as the Company has sufficient funds to complete a major overhaul in order to place it into operating condition.

SCMP Project Operating Plan

Current and Anticipated Production Schedule

Preproduction development, consisting primarily of expansive road and site improvements to the mine and mill sites, mill equipment modifications and the development and hauling of virgin ore has taken place during the past years. Initial production was from the SSGM tailings. Since the SSGM's tailings' resource is nearly exhausted, virgin gold ore is excavated from the SSGM surface and hauled to the SCMP site.

The other sources of gold ore from the SSGM to be used at the SCMP operation will be obtained from the stope fill or higher grade gold ore after obtaining access via the underground workings or from the surface of the main ore body. This gold ore will have to be crushed and pulverized, which increases the cost, but is expected to yield a 90% or higher recovery. The income, dependent on the market price of gold from the higher grade and recovery of gold ore, is expected to be substantially more than the cost involved, providing that the world gold market price does not decline to a level of unprofitability.

The virgin ore and/or tailings are referred to herein as "gold ore." The gold ore from the SSGM open-pit is loaded onto 20-25 ton dump trucks for transport to the SCMP. Trucks then haul the gold ore on the Pan American Highway approximately 15 miles from the SSGM. Mine employees are responsible for the mining activities including the determination of areas to be excavated, trucking and loading operations, head sampling and sample analysis.

The gold ore is received at the SCMP where it is weighed, logged, and sampled. Weighing is performed utilizing a conveyor belt scale and/or a truck scale located on the SCMP site. The excess gold ore is then unloaded at the SCMP site and stockpiled in an area which was developed to allow storage of more than 50,000 tons.

Environmental Matters

Reference is made to San Sebastian Gold Mine "*Environmental Matters*." The same information applies.

The Joint Venture Laboratories (Lab)

The Joint Venture has two laboratories: one located at the SCMP facilities and the other on real estate owned by the Company near the SSGM site. A total of 78,441 samples of exploration fire assays have been logged through March 31, 2003. This total does not include the assays that were performed for production purposes.

Corporate Headquarters

The Company leases approximately 4,032 square feet of office space for its corporate headquarters on the second floor of the building known as the General Building located at 6001 North 91st Street, Milwaukee, Wisconsin, at a monthly rental charge of $2,789 on a month-to-month basis. The lessor is General Lumber & Supply Co., Inc. ("General Lumber"), a Wisconsin corporation. The Company's President, Edward L. Machulak owns 55% of the common stock of General Lumber. Edward L. Machulak disclaims any interest in the balance of General Lumber common stock which is owned by two of Mr. Machulak's brothers, his wife, and a trust for the benefit of his children. In addition, the Company shares proportionately any increase in real property taxes and any increase in general fire and extended coverage insurance on the property. In lieu of cash payment, the Lessor has agreed to apply the monthly rental payments owed to the secured open-ended, on-demand promissory note(s) due to it.

Item 3. Legal Proceedings

The Company is not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were brought to a vote of security holders in the last quarter ended March 31, 2003.

Item 4(a). Executive Officers and Managers of the Company

Listed below are the names, ages and positions of the executive officers and managers of the Company and their business experience during the past five or more years. All officers are elected at the annual meeting of the directors, which is normally held after the annual shareholders' meeting.

Name	Age as of March 31, 2003	Executive Offices Held With Company (1)	Period Served In Office (2)
Edward L. Machulak	76	President, Chief Executive, Operating and Financial Officer	9/14/62 to present
		Treasurer	06/78 to present
Edward A. Machulak	51	Executive Vice President	10/16/92 to present
(Son of the President)		Secretary	1/12/87 to present
		Assistant Secretary	4/15/86 to 1/12/87
Luis A. Limay	61	Project and Mine Manager	10/86 to 1995
		Manager of El Salvador Operations	03/95 to present

(1) Neither have there been nor are there any arrangements nor understandings between any Executive Officer and any other person pursuant to which any Executive Officer was elected as an Executive Officer.

(2) Executive Officers are elected by the Directors for a term expiring at the Directors' Annual Meeting and/or hold such positions until their successors have been elected and have qualified.

Family Relationships

Edward A. Machulak, presently a Director, Member of the Directors' Executive Committee, Director-Emeritus, Executive Vice President, and Secretary, is the son of Edward L. Machulak, the Company's Chairman of the Board of Directors who is also a Member of the Directors' Executive Committee, and is the President and Treasurer of the Company. Attorney John E. Machulak (son of Edward L. Machulak) of the law firm of Machulak, Robertson & O'Dess, S.C. is the legal counsel for the Company.

Officers' and Key Management's Experience

The business experience of each of the Directors, Officers, and Key Management is as follows:

Edward L. Machulak has been employed by the Company since September 1962. Mr. Machulak has served as the President, Director, and Chairman of the Board of Directors of the Company since 1962, Treasurer since 1978, and on March 11, 1991, he was elected as a Member of the Directors' Executive Committee. He has been a member of the Audit Committee since February 9, 1998, the date that the Audit Committee was formed, and has been a Director-Emeritus since December 5, 1979.

He is a Director and the President or Officer of: Homespan Realty Co., Inc.; San Luis Estates, Inc.; San Sebastian Gold Mines, Inc.; and Universal Developers, Inc. He is the Secretary and Treasurer of Ecomm Group Inc. He is the authorized representative of the Commerce/Sanseb Joint Venture. He is a Director, was the Treasurer, and as of January 12, 2003, was elected President of Mineral San Sebastian S.A. de C.V. Also he is involved in various capacities with the following companies: General Lumber & Supply Co., Inc., Director; Edjo, Ltd., Director and Secretary; and Landpak, Inc., Director and Secretary.

Edward A. Machulak (son of Edward L. Machulak) is a Director and holds the following Company positions: Director as of October 28, 1985; a member of the Directors' Executive Committee as of March 11, 1991; Director-Emeritus since October 28, 2000; Executive Vice President as of October 16, 1992; Secretary as of January 12, 1987; and he was the Assistant Secretary from April 15, 1986 through January 12, 1987.

He is also a Director, Vice President and Secretary of: Homespan Realty Co., Inc. and San Luis Estates, Inc.; and is a Director and Secretary of San Sebastian Gold Mines, Inc. He has been a Director and Secretary of Ecomm Group Inc. and was elected President on May 17, 2000.

His business experience is as follows: Director and Corporate Secretary of General Lumber & Supply Co., Inc., a building material wholesale and retail distribution center from April 1, 1970 to November 1983; Director and President of Gamco, Inc., a marketing and advertising company, from November 1983 to present; Director and President of Circular Marketing, Inc., an advertising and marketing business, from March 1986 to present; Director and President of MacPak, a developer of an Internet City Guide, since September 26, 1996 to present; Director and President of Edjo, Ltd., a company involved in the development, subdividing and sale of land and real estate from June 7, 1973 to present; Director and President of Landpak, Inc., a corporation which owns, operates, manages and sells real estate from September 1985 to present; and he was involved in other corporate real estate ventures and business activities.

Luis Alfonso Limay was appointed to the position of Project and Mine Manager in October 1986 and is responsible for managing the daily affairs of the Joint Venture. During March 1995, Mr. Limay was appointed to the position of Manager of El Salvador operations which supersedes his position as Project and Mine Manager. Mr. Limay was employed by Sanseb from 1977 through March 1978 as its chief geologist. He obtained degrees in geology and engineering from the National University of San Marlos, Lima, Peru, and the University of Toronto. He was employed as chief geologist by Rosario Resources in a Honduran underground mining operation and he held the same position with Canadian Javelin, a silver mining company that formerly operated in El Salvador.

PART II

Item 5. Market for the Company's Common Stock and Related Stockholders' Matters

(a) Principal Market and Common Stock Price

Since May 5, 1999, the Company's common shares are being traded on the Over the Counter Bulletin Board (OTCBB) under the symbol CGCO.OB. Prior to this time, the common shares were traded since 1968 on the Over the Counter, American Stock Exchange, Boston Stock Exchange and on the Nasdaq Smallcap.

The following table reflects the range of high and low trade prices of the common shares as reported by Nasdaq or the OTCBB for the period ended March 31, 2003 and the highest and lowest trade price during each quarter through the period ended March 31, 2002.

For the period ended	March 31, 2003		March 31, 2002	
	High	Low	High	Low
First quarter ending June 30	$0.45	$0.08	$0.16	$0.06
Second quarter ending September 30	$0.29	$0.07	$0.20	$0.08
Third quarter ending December 31	$0.31	$0.10	$0.11	$0.07
Fourth quarter ending March 31	$0.42	$0.14	$0.10	$0.06

(b) Approximate Number of Holders of Common Shares

As of March 31, 2003, the common shares were held by approximately 4,000 shareholders; it is estimated that over 95% are United States' residents.

As of March 31, 2003, there were approximately 1,658 holders of record of the Company's common shares. The number of shareholders of the Company who beneficially own shares in nominee or "street name" or through similar arrangements are estimated by the Company to be approximately 2,342.

As of March 31, 2003, there were issued and outstanding: (a) 20,407,429 shares of common stock; and (b) 960,000 stock options to purchase common stock.

(c) Equity Compensation Plans

None.

(d) Dividend History

Subject to the rights of holders of any outstanding series of preferred shares to receive preferential dividends, and to other applicable restrictions and limitations, holders of shares of common shares are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available. No dividends were payable during the last fiscal year ended March 31, 2003. The declaration of future dividends will be determined by the Board of Directors in light of the Company's earnings, cash requirements and other relevant considerations.

(e) Issue of Securities

During the fourth quarter ended March 31, 2003, the Company issued 66,666 shares to its Directors in payment for Directors' fees, 22,222 shares for Officer's compensation; and 49,333 to a Director for services rendered. These shares were issued pursuant to a Securities and Exchange Commission Form S-8 Registration.

Item 6. Selected Financial Data

The following table sets forth certain financial information with respect to the Company and is qualified in its entirety by reference to the historical financial statements and notes thereto of the Company included in "Item 8. Financial Statements and Supplementary Data." The statement of operations and balance sheet data included in this table for each of the five years in the fiscal period ended March 31st, were derived from the audited financial statements and the accompanying notes to those financial statements.

	Year Ended March 31				
	2003	2002	2001	2000	1999
Income statement data					
Total revenue	$ 0	$ 38	$ 242,182	$ 480,615	$ 847,702
Income (loss) from continuing operations	$ (35,886)	$ (43,171)	$ 129,790	$ (396,232)	$ (90,266)
Income (loss) from continuing operations per share:					
Basic	$ (.0019)	$ (.0026)	$ .0092	$ (.0326)	$ (.0081)
Diluted	$ (.0018)	$ (.0025)	$ .0086	$ (.0282)	$ (.0070)
Weighted average shares - basic	18,907,958	16,349,170	14,174,662	12,172,867	11,165,127
Weighted average shares - diluted	19,867,958	17,019,170	15,094,662	14,053,002	12,813,368
Cash dividends per common share	$ 0	$ 0	$ 0	$ 0	$ 0
Balance sheet data					
Working capital*1	$ 457,538	$ 199,573	$ 152,906	$ 420,963	$ 430,833
Total assets	$33,251,674	$31,945,434	$30,302,685	$29,856,201	$27,586,801
Short-term obligations*1	$12,329,096	$11,486,216	$ 9,998,955	$10,231,272	$ 8,911,087
Long-term obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Shareholders' equity	$20,922,577	$20,459,218	$20,303,730	$19,624,929	$18,675,714

*1 Although the majority of the short-term obligations are due on demand, some of these obligations have the attributes of being long-term as most of the debt is due to related parties who have not called for the payment except for nominal amounts of their short-term loans during the past five or more years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The matters discussed in this report on Form 10-K, when not historical matters, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Such factors include, among others, the speculative nature of mineral exploration, gold and silver prices, production and reserve estimates, litigation, environmental and government regulations, general economic conditions, conditions in the financial markets, political and competitive developments in domestic and foreign areas in which the Company operates, availability of financing, force majeure events, technological and operational difficulties encountered in connection with the Company's mining activities, labor relations, other risk factors as described from time to time in the Company's filings with the Securities and Exchange Commission and other matters discussed under this reporting category. Many of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise. Should one or more of those risks or uncertainties materialize, or should any underlying assumption prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto. The Company prepares and files its consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("GAAP").

The following discussion provides information on the results of operations for the three years ended March 31, 2003, 2002 and 2001 and the financial condition, liquidity and capital resources for March 31, 2003 and 2002. The financial statements of the Company and the notes thereto contain detailed information that should be referred to in conjunction with this discussion.

Accounting Policies and Estimates

The ensuing discussion and analysis of financial condition and results of operations are based on the Company's consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America and contained within this report on S.E.C. Form 10-K. Certain amounts included in or affecting the Company's financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions which cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company's assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; recoverability and timing of gold production from the heap-leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); useful lives and residual values of intangible assets; fair value of financial instruments; valuation allowances for deferred tax assets; and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following significant assumptions and estimates affect its more critical practices and accounting policies used in the preparation of its consolidated financial statements.

From time to time, the Company estimates its ore reserves when it is in production. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of the Company. Ore reserve estimates are based upon engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, declines in the market price of gold may render certain reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect ore reserves. The Company uses its ore reserve estimates in determining the unit basis for mine depreciation and closure rates, as well as in evaluating mine asset impairments. Changes in ore reserve estimates could significantly affect these items.

The Company will assess its producing properties and undeveloped mineral claims and leases for impairment when events or changes in circumstances warrant and at least annually. For producing properties and equipment, an impairment is recognized when the estimated future cash flows (undiscounted and without interest) expected to result in the use of the asset are less than the carrying amount of that asset. Measurement of the impairment loss is based on discounted cash flows. Undeveloped mineral claims and leases are measured on a fair value basis. Fair value with respect to such mineral interest, pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002, would generally be assessed with reference to comparable property sales transactions in the market place.

The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS128), Earnings per Share in prior years. SFAS128's objective is to simplify the computation of earnings per share (EPS) and to make the U.S. standard more compatible with that of other countries and the International Accounting Standards Committee. SFAS128 supersedes APB Opinion 15, replacing the presentation of "primary" and "fully diluted" EPS with "basic" and "diluted" EPS. Basic EPS is computed by dividing income available to common shareholders (net income less any dividends declared on preferred stock and any dividends accumulated on cumulative preferred stock) by the weighted average number of common shares outstanding. Diluted EPS requires an adjustment to the denominator to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted to add back any convertible preferred dividends and the after-tax amount of interest recognized with any convertible debt.

The financial statements for the fiscal years ended March 31, 2003, 2002 and prior years reflects and includes Commerce Group Corp.'s subsidiaries and the Commerce Group Corp./Sanseb Joint Venture (Joint Venture) on a consolidated basis. Previously, the Company reported the investment in the Joint Venture as advances to the Joint Venture and the Company's advances included the interest earned on these advances in anticipation of the interest being reimbursed. Now these advances are restated and combined with the Company's Consolidated Financial Statements. Although the elimination of interest income reduces the retained earnings, it does not eliminate the interest charged by and earned by the Company which is due and payable to it and which is maintained additionally with a separate accounting. At such time when the profits from the gold mining operation are distributed, the interest earned on these advances will be paid first to the Company pursuant to an agreement entered into by the joint venture parties.

For the fiscal year ended March 31, 2003, the Company was able to segregate the disbursements to the Joint Venture to identify the category to be charged. Reference is made to Note 2 in the financial statements for additional details.

The Company's Current Status

Current Events

In the S.E.C. Form 10-Q filing for the nine-month period ended December 31, 2002, the Company reported the status of the concession/license filings with the El Salvador Department of Hydrocarbons and Mines (DHM). Since that time, the following events have taken place:

Renewed San Sebastian Gold Mine Exploitation Concession/License (Renewed SSGM) - approximately 1.2306 square kilometers, Department of La Union, El Salvador, Central America

On February 28, 2003 (received March 3, 2003) the DHM admitted to the receipt of the application and the Company proceeded to file public notices as required by Article 40 of the El Salvadoran Mining Law and its Reform (MLIR). On April 16, 2003, the Company's El Salvadoran legal counsel filed with the DHM notice that it believed that it complied with the requirements of Article 40, and that there were no objections; and requested that the DHM make its inspection as required by MLIR Article 42.

New SSGM Exploration Concession/License (New SSGM) - approximately 40.7694 square kilometers

On February 24, 2003, the DHM issued the New SSGM for a period of four years starting from the date following the notification of this resolution which was received on March 3, 2003.

Nueva Esparta Exploration Concession/License (Nueva Esparta) - 45 square kilometers

On or about October 20, 2002, the Company filed an application with the DHM for the Nueva Esparta, which consists of 45 square kilometers north and adjacent to the New SSGM.

Gold Ore Reserves (03/31/03)

The Company's geologists have defined the following San Sebastian Gold Mine gold ore reserves:

	Tons	Average Grade	Ounces
Virgin ore	14,404,096	0.081	1,166,732
Stope fill estimated	1,000,000	0.340	340,000
Totals	15,404,096		1,506,732

The estimated recoverable ounces by processing through the San Cristobal Mill and Plant ranges from 85% to 95%; the recovery of gold from the heap-leaching operations should range from 60% to 70%.

Precious Metal Mining

The Joint Venture has produced gold from March 31, 1995 through December 31, 1999. Its San Cristobal Mill and Plant (SCMP) consisted primarily of used equipment that had been installed at its leased site by a previous mining company. The used processing equipment was acquired by the Joint Venture on February 23, 1993, and the SCMP operations were suspended as of March 31, 2000. During this period, the price of gold suffered a severe decline.

Although while in operation the Company has on a continuous basis retrofitted, modified, and restored the equipment, it presently lacks sufficient funds to perform a major overhaul and to expand the SCMP facilities.

The Company's management has temporarily suspended its gold processing until such time as it has adequate funds for the retrofitting, rehabilitation, restoration, overhauling, and most importantly for the expansion of the SCMP facilities. During this fiscal period, the price of gold has increased to a level to place the SCMP into a viable position.

The Company has a number of non-exclusive independent consulting agreements for the purpose of raising the sum of up to U.S. $20 million. The funds are to be used to purchase and install equipment, perform site development, working capital for the SSGM open-pit, heap-leaching operation, and for the expansion of the Joint Venture's SCMP.

Through December 1999, the Joint Venture produced gold on a curbed basis primarily from processing the tailings and from the virgin ore it was excavating from its SSGM open pit. The gold was processed at its SCMP facility which is located approximately 15 miles from the SSGM site. It is contemplating the installation of a pilot open-pit, heap-leaching gold-processing system on the SSGM site. The cone crushing system is being erected at this site. It also is continuing its SSGM site preparation, the expansion of its exploration and exploitation targets, and the enlargement and development of its gold ore reserves. The Montemayor Mine and the Modesto Mine have been placed on a standby basis pending the advice from its legal counsel relative to the filing of applications for concessions (licenses) on the properties it owns or on which it holds leases. All of the mining properties are located in the Republic of El Salvador, Central America.

The Joint Venture will continue its attempts to commence its production of gold. Its objectives are to have an expanded complementary operation while continuing its endeavor to obtain sufficient funds for the SSGM open-pit, heap-leach operation. The Company's main objective and plan, through the Joint Venture, is to operate at the SSGM site, a moderate tonnage, low-grade, open-pit, heap-leaching, gold-producing mine. It intends to commence this gold-mining operation as soon as adequate funding is in place and the gold price stabilizes at the current level. Dependent on the grade of gold ore processed and the funds it is able to obtain, it then anticipates producing annually approximately 10,000 ounces of gold from the SCMP operation and eventually up to 113,000 ounces of gold from its SSGM open-pit, heap-leaching operation. The Joint Venture continues on a limited basis to conduct an exploration program to develop additional gold ore reserves at the SSGM. Since it has the New SSGM, it is planning to explore selected areas, and when it receives the Renewed SSGM, it plans to commence production of gold and silver after funds are available.

The Joint Venture produced gold from March 1995 through December 1999 at the SCMP through a start-up or preliminary operation, which was a forerunner of its greater goals. The Company's revenues, profitability and cash flow are greatly influenced by the price of gold. Gold prices fluctuate widely and are affected by numerous factors which will be beyond the Company's control, such as, expectations for inflation, the strength of the U.S. dollar, overproduction of gold, global and regional demand, acts of terrorism, or political and economic conditions, or for that matter, many other reasons. The combined effect of these and other factors is difficult; perhaps impossible to predict. Should the market price of gold fall below the Company's production costs and remain at such level for any sustained period, the Company could experience losses.

The Company believes that neither it, nor any other competitor, has a material effect on the precious metal markets and that the price it will receive for its production is dependent upon world market conditions over which it has no control.

The Internet and Related Businesses

The Company on January 29, 1999, announced its plans to have its 51%-owned subsidiary, Ecomm Group Inc. (Ecomm), enter into the web portal business. Ecomm's objective was to become a recognized web portal on the world wide web by acquiring or "rolling-up" Internet websites. At this time the Company has decided not to pursue further interest in the Internet business.

Results of Operation for the Fiscal Year Ended March 31, 2003 Compared to March 31, 2002

There are no revenues as the Company has suspended its gold production until it is able to procure the funds it requires to rehabilitate, retrofit, overhaul, and expand its SCMP, when it has funds to commence an open-pit, heap-leach operation at the SSGM site, and when the price of gold stabilizes at a price level to assure a profitable operation. The Company recorded a net loss of $35,886 or $.0019 cents per share. This compares to a net loss of $43,171 or $.0026 cents per share for the fiscal year ended March 31, 2002.

There was no current or deferred provision for income taxes during the fiscal period ended March 31, 2003 or 2002. Additionally, even though the Company has an operating tax loss carryforward, the Company has previously recorded a net deferred tax asset due to an assessment of the "more likely than not" realization criteria required by the Statement of Financial Accounting Standards No. 109, Accounting for Taxes.

Inflation did not have a material impact on operations in the fiscal years ended March 31, 2003 or 2002. The Company does not anticipate that inflation will have a material impact on continuing operations during the next fiscal year.

Interest expense in the sum of $1,212,976 was recorded by the Joint Venture during this fiscal period compared to $1,026,940 for the same period in 2002, and it was eliminated with the interest income earned from the Joint Venture.

Almost all of the costs and expenses incurred by the Company are allocated and charged to the Joint Venture. The Joint Venture capitalizes or expenses these costs and expenses and will continue to do so until such time when it is in full production. At the time production commences, these capitalized costs will be charged as an expense based on a per unit basis. If the prospect of gold production becomes unlikely, all of these costs will be written off in the year that this occurs.

Results of Operation for the Fiscal Year Ended March 31, 2002 Compared to March 31, 2001

The Company recorded a net loss of ($43,171) or ($.0026) per share on no revenues in 2002. This compares to a net income of $129,790 or $.0092 per share on revenues of $238,520 in 2001. There were no revenues in 2002 as the Joint Venture suspended its gold mining and processing due to its need to rehabilitate, overhaul and expand its SCMP. Also, the unusually low price of gold contributed to the decision of "moth balling" the operations. The price of gold has increased since January 2002 because of more worldwide interest in the ownership of gold, the declining value of the U.S. dollar, and the threat of worldwide terrorism.

The Joint Venture on December 31, 1999 suspended its gold mining and processing due to its need to rehabilitate, overhaul, and expand the SCMP, and due to the continuous decline and instability in the price of gold.

There was no current or deferred provision for income taxes during the fiscal period ended March 31, 2002 or 2001. Additionally, even though the Company has an operating tax loss carryforward, the Company has previously recorded a net deferred tax asset due to an assessment of the "more likely than not" realization criteria required by the Statement of Financial Accounting Standards No. 109, Accounting for Taxes.

Inflation did not have a material impact on operations in the fiscal years ended March 31, 2002 or 2001. The Company anticipates that inflation during the next fiscal year will not have an impact on continuing operations.

Interest expense in the sum of $1,026,940 was recorded by the Joint Venture during this fiscal period compared to $1,063,469 for the same period in 2001, and it was eliminated with the interest income earned from the Joint Venture.

Almost all of the costs and expenses incurred by the Company are allocated and charged to the Joint Venture. The Joint Venture capitalizes or expenses these costs and expenses and will continue to do so until such time when it is in full production. At the time production commences, these capitalized costs will be charged as an expense based on a per unit basis. If the prospect of gold production becomes unlikely, all of these costs will be written off in the year that this occurs.

Financing Activities, Liquidity and Capital Resources

As of December 31, 1999, the Joint Venture suspended its SCMP operations until such time as it has adequate funding to repair, retrofit, overhaul and expand the mill to process its gold ore, and at such time that the price of gold will stabilize at a higher price. After almost five years of 24-hour-per-day operation with used equipment, the facilities require a major overhaul. The low price of gold did not provide an adequate cash reserve for these needs. Additional equipment has to be purchased, delivered and installed.

The Company will endeavor to commence an open-pit, heap-leaching operation at the SSGM as there is a substantial amount of gold ore that grades less than 0.04 ounces per ton. The Company's engineers had determined that a 2,000 ton-per-day open-pit, heap-leach, start-up operation may produce 1,280 ounces of gold per month. It is necessary to raise adequate funds from outside sources for this operation; the amount required is dependent on the targeted daily volume of production.

The Company estimates that it will need up to U.S. $16 million to start a 2,000 ton-per-day open-pit, heap-leaching operation. Eventually the production capacity would be increased in stages to 6,000 tons per day so that annual production could be 113,000 ounces of gold at the SSGM. The use of the $16,000,000 proceeds is as follows: $8,000,000 for mining equipment and the completion of erecting a crushing system; $3,033,548 for the processing equipment and site and infrastructure costs; and a sum of $4,966,452 is to be used for working capital. The once depressed price of gold has substantially increased during this fiscal period. The Company's incredibly low common share market price is a major deterrent in raising cash for the Company's programs. During this fiscal year, the price of gold has been darkened by geopolitical tensions, recession fears, corporate malfeasance and reports of deflation.

The Company continues to be cognizant of its cash liquidity until it is able to produce adequate profits from its SSGM gold production. It will attempt to obtain sufficient funds to assist the Joint Venture in placing the SSGM into production as the anticipated profits from the existing SCMP operation (unless accumulated over a period of time) appear insufficient to meet the SSGM capital and the other mining exploration requirements. In order to continue obtaining funds to conduct the Joint Venture's exploration, exploitation, development, expansion programs, and the production of gold from the SSGM open-pit, heap-leaching operation, it is necessary for the Company to obtain funds from other sources. The Company may have to borrow funds by issuing open-ended, secured, on-demand or unsecured promissory notes, by selling its shares to its directors, officers and other interested investors, or by entering into a joint venture, merging, or developing an acceptable form of a business combination with other companies.

During the past, the Joint Venture was engaged in exploration, exploitation and development programs designed to increase its gold ore reserves. The prospects of expanding the gold reserves are positive. The Company believes that the past invested funds significantly contributed to the value of the SSGM and to the value of its other mining prospects as the results of the exploratory efforts evidence the potential for a substantial increase of gold ore reserves. The Company was unable to obtain sufficient funds during this fiscal year to complete the modification and expansion of the SCMP or for its open-pit, heap-leach operation. However, the Company did invest a sum of $155,186 during this fiscal period, which was used to progress the erection of the cone crushing system.

The Company continues to rely on its directors, officers, related parties and others for its funding needs. The Company believes that it may be able to obtain such short-term and/or equity funds as are required from similar sources as it has in the past. It further believes that the funding needed to proceed with the continued exploration of the other exploration targets for the purpose of increasing its gold ore reserves will be greatly enhanced if the price of gold continues to increase. These exploration programs will involve airborne geophysics, stream chemistry, geological mapping, trenching, drilling, etc. The Joint Venture believes that it may be able to joint venture or enter into other business arrangements to share these exploration costs with other entities. On March 5, 2003, the Company reported on the status of the Renewed SSGM and on the status of the New SSGM which may increase the potential and add gold and silver ore reserves. Elsewhere in this report are detailed explanations of the issuance of the New SSGM.

From September 1987 through March 31, 2003, the Company has advanced the sum of $40,181,015 to the Joint Venture (which includes interest charges payable to the Company), and three of the Company's subsidiaries have advanced the sum of $590,265, for a total of $40,771,280. This investment includes the charge of $23,751,735 for interest expense during this period of time. The funds invested in the Joint Venture were used primarily for the exploration, exploitation, and development of the SSGM, for the construction of the Joint Venture laboratory facilities on real estate owned by the Company near the SSGM site, for the operation of the laboratory, for the purchase of a 200-ton per day used SCMP precious metals' cyanide leaching mill and plant, for the initial retrofitting, repair, modernization and expansion of its SCMP facilities, for consumable inventory, for working capital, for exploration and holding costs of the San Felipe-El Potosi Mine, the Modesto Mine, the Hormiguero Mine, and the Montemayor Mine, for SSGM infrastructure, including rewiring, repairing and installation of about two miles of the Company's electric power lines to provide electrical service, for the purchase of equipment, laboratory chemicals, and supplies, for parts and supply inventory, for the maintenance of the Company-owned dam and reservoir, for extensive road extension and preservation, for its participation in the construction of a community bridge, for community telephone building and facilities, for a community place of worship, for the purchase of the real estate on the Modesto Mine, for leasing the Montemayor real estate, for the purchase and erection of a cone crushing system, for diamond drilling at the SSGM, for the purchase of a rod mill and a carbon regeneration system and all other related needs.

Employees

As of March 31, 2003, the Joint Venture employed between 34 and 40 full-time persons in El Salvador to perform its limited exploration, exploitation, and development programs; to erect the cone crushing system, to provide 24-hour seven-day-a-week security at three different sites; to provide engineering, geology, drafting, and computer-related services; and to handle the administration of its activities. None of these employees are covered by any collective bargaining agreements. It has developed a harmonious relationship with its employees, and it believes that in the past, it was one of the largest single non-agricultural employers in the El Salvador Eastern Zone. Also, the Company employs up to four persons, including part-time help, in the United States. Since the Joint Venture has laid off most of its employees, the Joint Venture had to pay the severance pay and other benefits to its employees and therefore it had to sell and continues to sell the Company's common shares which were issued to the Commerce Group Corp. Employee Benefit Account. El Salvador employees are entitled to receive severance pay, which is based on one month's pay for each year of employment.

Related Party Loans, Obligations and Transactions

The related party transactions are included in detail in the Notes to the Consolidated Financial Statements.

Company Advances to the Joint Venture

Since September 1987 through March 31, 2003, the Company, and three of its subsidiaries, have advanced to the Joint Venture $40,771,280. Included in the total advances is the interest charged to the Joint Venture by the Company which amounts to $23,751,735 through March 31, 2003. The Company furnishes all of the funds required by the Joint Venture. This interest charge has been eliminated from these financial statements.

Efforts to Obtain Capital

Since the concession was granted, and through the present time, substantial effort is exercised in attempting to secure funding through various sources, all with the purpose to expand the operations of the SCMP, to construct an open-pit heap-leach operation at the SSGM site, and to continue the exploration of its other mining prospects.

The Company, Sanseb, and the Joint Venture consider the past political situation in the Republic of El Salvador to have been unstable, and believe that the final peace declaration on December 16, 1992, has put an end to the conflict. Even though many years have passed, the stigma of the past unfavorable political status in the Republic of El Salvador exists and therefore certain investors continue to be apprehensive to invest the funds required. However, as explained in this report, the Company was able to obtain a sum of funds to invest in the expansion and retrofitting of its SCMP and for the exploration of its other mining prospects. The decline in the price of gold to a 20-year low depressed the public interest, which affected the market price of the Company's shares as well as the shares of most of the world-wide mining companies. This decline in the Company's stock market price places the Company in a situation of substantially diluting its common shares in order to raise equity capital. The Company believes that it will be able to obtain adequate financing to conduct its operations from the same sources as in the past. There are no assurances that funds will be available, except at this time, there is a greater world-wide interest in the ownership of gold. The price of gold has increased substantially during this past fiscal year.

Environmental Regulations

The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which the Company operates. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, product safety, occupational health and the production, handling, storage, use and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in the business of the Company, as it is with other companies engaged in similar businesses.

The DHM requires environmental permits to be issued in connection with the application of the Renewed SSGM. The issuance of these permits are under the jurisdiction of the El Salvador Ministry of Environment and Natural Resources Office (MARN). On October 15, 2002, MARN issued an environmental permit under Resolution 474-2002 for the SCMP. On October 20, 2002, MARN issued an environmental permit under Resolution 493-2002 for the Renewed SSGM Exploitation area. With these permits in hand, the Company, on November 5, 2002, filed an application for the Renewed SSGM for a period of 30 years.

Dividends

For the foreseeable future, it is anticipated that the Company will use all of its earnings to finance its growth and expansion, therefore, dividends will not be paid to shareholders.

Impact of Inflation

The impact of inflation on the Company has not been significant in recent years because of the relatively low rates of inflation and deflation experienced in the United States.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those amounts.

A critical accounting policy is one that is important to the portrayal of the Company's financial condition and results, and requires the Company to make difficult subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown and undeterminable. The Company believes the following accounting policies are critical policies; accounting for its gold ore reserves, environmental liabilities, income taxes and asset retirement obligations.

Gold ore reserves include proved reserves that represent estimated quantities of gold in which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions. The gold ore reserves are based on estimates prepared by geology consultants and are used to calculate depreciation, depletion and amortization (DD&A) and determine if any potential impairment exists related to the recorded value of the Company's gold ore reserves.

The Company reviews, on an as needed basis, its estimates of costs of compliance with environmental laws and the cleanup of various sites, including sites in which governmental agencies have designated the Company as a potentially responsible party. When it is probable that obligations have been incurred and where a minimum cost or a reasonable estimate of the actual costs of compliance or remediation can be determined, the applicable amount is accrued.

The Company makes certain estimates, which may include various tax planning strategies, in determining taxable income, the timing of deductions and the utilization of tax attributes, which can differ from estimates due to changes in laws and regulations, discovery and analysis of site conditions and changes in technology.

Management is required to make judgments based on historical experience and future expectations on the future abandonment cost, net of salvage value, of its mining properties and equipment. The Company reviews its estimate of the future obligation periodically and will accrue the estimated obligation based on the adoption of SFAS No. 143 as described in the following section, "Recently Issued Accounting Developments." The implementation of this standard had no material impact on the financial statements.

Recently Issued Accounting Developments

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board Opinion (APB) No. 16, "Business Combinations." This Statement requires that all business combinations be accounted for by the purchase method, establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The provisions of the Statement apply to business combinations initiated after June 30, 2001. For business combinations accounted for using the purchase method before July 1, 2001, the provisions of this Statement are effective in the first quarter of 2002. The Company anticipates that the impact of this new standard should not have a material impact on the financial statements taken as a whole.

In July 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which supersedes the Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." This

Statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. The Statement also provides specific guidance on testing goodwill and intangible assets for impairment. SFAS No. 142 provides that (i) goodwill and indefinite-lived intangible assets will no longer be amortized, (ii) impairment will be measured using various valuation techniques based on discounted cash flows, (iii) goodwill will be tested for impairment at least annually at the reporting unit level, (iv) intangible assets deemed to have an indefinite life will be tested for impairment at least annually and (v) intangible assets with finite lives will be amortized over their useful lives. All provisions of this Statement are effective in the first quarter of 2003. The Company anticipates that the impact of this new standard should not have any material impact on the financial statements taken as a whole.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. All provisions of this Statement will be effective when the occurrence arises. The Company is in the process of determining the impact of this standard on the Company's financial results when effective. The Company's adoption of SFAS No. 143 should not have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends APB No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provision of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This statement also retains APB No. 30's requirement that companies report discontinued operations separately from continuing operations. All provisions of this Statement are effective in the first quarter of 2003. The Company anticipates that the impact of this new standard should have no material impact on the financial statements taken as a whole.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145) which is generally effective for transactions occurring after May 15, 2002. Through the rescission of FASB Statements 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from extinguishment of debt be aggregated and, if material, be classified as an extraordinary item net of any income tax effect. SFAS No. 145 made several other technical corrections to existing pronouncements that may change accounting practice. The Company does not believe SFAS No. 145 should have any material impact on its results of operations or financial position.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). SFAS No. 146 is effective for exit or disposal activities that are initiated after March 31, 2003. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company does not believe that SFAS No. 146 should have a material impact on its results of operations or financial position.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the disclosures to be made by the guarantor about is obligations under certain guarantees. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN No. 45, the Company has adopted the disclosure requirements effective March 31, 2003. The Company believes that the initial recognition and measurement provisions of FIN No. 45 on a prospective basis for guarantees issued or modified after March 31, 2003 should not have any material impact on its results of operations or financial position.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS No. 148). SFAS No. 148, amends SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. As the Company accounts for stock-based employee compensation using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, the Company has adopted the disclosure requirements of SFAS No. 148, effective April 1, 2003.

Item 7(a). Quantitative and Qualitative Disclosures about Market Risk

Commodity Prices

When in production, the Company's earnings and cash flow will be significantly impacted by changes in the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors, such as demand, production levels, economic policies of central banks, producer hedging, and the strength of the U.S. dollar relative to other currencies. During the last five years, the average annual market price of gold has fluctuated between $271 per ounce and $331 per ounce. The Company has not been engaged in any hedging contracts whatsoever.

Foreign Currency

The Company conducts the majority of its operations in the Republic of El Salvador, Central America. Currently, El Salvador is on the U.S. dollar system, and therefore all receipts and expenditures are in U.S. dollars.

Cautionary Statement For Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as production at the Company's mines, changes in operating costs, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the products the Company produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates and technological and operational difficulties encountered in connection with mining. Many of these factors are beyond the Company's ability to control or predict. The Company disclaims any intent or obligation to update its forward-looking statements, whether as a result of receiving new information, the occurrence of future events, or otherwise.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements
And Supplementary Financial Data

Page

Schedules of financial statements other than those listed herein have been omitted since they are either not required, are not applicable, or the required information is included in the financial statements and related notes.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Shareholders and Board of Directors
Commerce Group Corp.

In my opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Commerce Group Corp., its subsidiaries, and the Commerce/Sanseb Joint Venture at March 31, 2003 and 2002, and the results of all operations and cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; my responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

Bruce Michael Redlin, CPA, LLC
Certified Public Accountant

West Allis, Wisconsin
May 12, 2003

COMMERCE GROUP CORP., ITS SUBSIDIARIES, AND THE JOINT VENTURE
Consolidated Balance Sheets--March 31

	2003	2002
ASSETS		
Current assets		
Cash	$ 28,004	$ 39,081
Investments	194,578	230,068
Accounts receivable	608,212	275,785
Inventories	39,562	39,562
Prepaid items and deposits	41,901	25,047
Total current assets	912,257	609,543
Real estate (Note 5)	23,336	23,336
Property, plant and equipment, net	4,280,912	4,125,726
Mining resources investment	28,035,169	27,186,829
Total assets	$33,251,674	$31,945,434
LIABILITIES		
Current liabilities		
Accounts payable	$ 454,719	$ 409,970
Notes and accrued interest payable to related parties (Notes 6 & 7)	8,027,380	6,923,874
Notes and accrued interest payable to others (Note 6)	225,922	754,251
Accrued salaries	2,672,415	2,475,765
Accrued legal fees	326,941	314,804
Other accrued expenses	621,719	607,551
Total liabilities	12,329,096	11,486,215
Commitments and contingencies (Notes 2, 4, 5, 6, 7, 8, 10 & 12)		
SHAREHOLDERS' EQUITY		
Preferred Stock		
Preferred stock, $0.10 par value: Authorized 250,000 shares; Issued and outstanding 2003-none; 2002-none (Note 10)	0	0
Common stock, $0.10 par value: Authorized 50,000,000 shares; (Note 10) Issued and outstanding:		
2003-20,407,429 (Note 10)	2,040,743	
2002-17,468,008 (Note 10)		1,746,801
Capital in excess of par value	18,997,412	18,792,109
Retained earnings (deficit)	(115,577)	(79,691)
Total shareholders' equity	20,922,578	20,459,219
Total liabilities and shareholders' equity	$33,251,674	$31,945,434

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE GROUP CORP., ITS SUBSIDIARIES, AND THE JOINT VENTURE
Consolidated Statements of Operations
For the Year Ended March 31

	2003	2002	2001
Revenues:			
Campground income	$ 0	$ 0	$ 75,470
Real estate sales - net profit	0	0	163,050
Total revenues	0	0	238,520
Expenses:			
General and administrative	35,886	43,209	112,392
Total expenses	35,886	43,209	112,392
Other income:			
Interest income	0	0	3,662
El Salvador added value tax refund	0	38	0
Other income	0	38	3,662
Net profit (loss)	$ (35,886)	$ (43,171)	$ 129,790
Credit (charges) for income taxes	0	0	0
Net income (loss) after income tax credit (charge)	$ (35,886)	$ (43,171)	$ 129,790
Net income (loss) per share (Note 2) basic	$ (.0019)	$ (.0026)	$ .0092
Net income (loss) per share (Note 2) diluted	$ (.0018)	$ (.0025)	$ .0086
Weighted av. common shares outstanding (Note 2)	18,907,958	16,349,170	14,174,662
Weighted av. diluted common shares (Note 2)	19,867,958	17,019,170	15,094,662

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE GROUP CORP., ITS SUBSIDIARIES, AND THE JOINT VENTURE
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended March 31, 2003, 2002 and 2001

	Common Stock			
	Number of Shares	Par Value	Capital in Excess of Par Value	Retained Earnings (Deficit)
Balances March 31, 2000	13,888,929	1,388,893	18,402,346	(166,310)
Net income (loss) for FY March 31, 2001				129,790
Dir./off./employee/services comp.	618,500	61,850	8,000	
Payment of debt	1,586,579	158,658	588,953	
Cash	200,000	20,000	0	
Common shares cancelled	(500,000)	(50,000)	(238,450)	
Balances March 31, 2001	15,794,008	1,579,401	18,760,849	(36,520)
Net income (loss) for FY March 31, 2002				(43,171)
Dir./off./employee/services comp.	1,154,000	115,400	5,260	
Payment of debt	250,000	25,000	12,500	
Cash	270,000	27,000	13,500	
Balances March 31, 2002	17,468,008	1,746,801	18,792,109	(79,691)
Net income (loss) for FY March 31, 2003				(35,886)
Dir./off./employee/services comp.	693,221	69,322	85,848	
Payment of debt	1,435,200	143,520	85,805	
Cash	811,000	81,100	33,650	
Balances March 31, 2003	20,407,429	$2,040,743	$18,997,412	$(115,577)

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCE GROUP CORP., ITS SUBSIDIARIES, AND THE JOINT VENTURE
Consolidated Statements of Cash Flows
For the Years Ended March 31

	2003	2002	2001
Operating activities:			
Net income (loss)	$ (35,886)	$ (43,171)	$ 129,790
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	0	0	0
Changes in assets and liabilities			
Decrease (increase) in account receivables and investments	(296,936)	1,680	(303)
Decrease (increase) in inventories	0	0	28,000
Decrease (increase) in prepaid items and deposits	(16,854)	8,934	24,698
Decrease (increase) in real estate	0	0	1,156,500
Increase (decrease) in accounts payable and accrued liabilities	58,915	(54,183)	137,243
Increase (decrease) in accrued salaries	196,650	187,750	449,000
Increase (decrease) in accrued legal fees	12,138	6,518	47,359
Total adjustments	(46,087)	150,699	1,842,497
Net cash provided by (used in) operating activity	(81,973)	107,528	1,972,287
Investing activities:			
Investment in mining resources	(1,003,527)	(1,638,682)	(2,233,369)
Investments - other	0	0	288,450
Total	(1,003,527)	(1,638,682)	(1,944,919)
Financing activities:			
Net borrowings	575,177	1,347,174	(865,919)
Common stock issued	499,246	198,660	549,011
Net cash provided by (used in) financing activities	1,074,423	1,545,834	(316,908)
Net increase (decrease) in cash and cash equivalents	(11,077)	14,680	(289,540)
Cash - beg. of year	39,081	24,401	313,940
Cash - end of year	$ 28,004	$ 39,081	$ 24,400

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental disclosures of cash information:

1. The following amounts of interest expense paid or accrued were recorded and eliminated from the interest income earned from the Joint Venture: $1,212,976 (2003), $1,026,940 (2002), and $1,063,468 (2001).

2. There was no interest expense paid in cash for the periods ended March 31, 2003, 2002, or 2001.

3. The Company paid no income taxes during its fiscal periods ended March 31, 2003, 2002, and 2001.

4. The investment consists of securities held for the Employee Benefit Account stated at cost and precious stones, which are stated at the lower of cost or market value.

5. Accounts receivable consist of advances to Misanse, a 52%-owned Corporation, which amount was approved, confirmed and ratified at a Misanse shareholders' meeting held on January 12, 2003, and which will be an offset for rental charges included in the accounts payable due to Misanse.

6. Inventory consists of mining consumable items which are stated at the lower of average cost or market.

Supplemental schedule of non-cash investing and financing activities during the fiscal years ended March 31:

1. The Company issued the following common shares for the values shown for employee severance pay and benefits, for director fees, officer compensation and for other services rendered:

	Shares	Value
2003	693,221	$ 69,322
2002	1,154,000	$120,660
2001	618,500	$ 69,850

2. Other non-cash items were for the unpaid salaries and legal fees; this amounted to $196,650 for 2003, $194,268 for 2002, and $449,360 for 2001.

3. There were no non-cash equipment financing activities in 2003, 2002, or 2001.

The accompanying notes are an integral part of these consolidated financial statements.

(1) The Company and Basis of Presentation of Financial Statements

(a) Commerce Group Corp. ("Commerce," the "Company" and/or "Registrant") and its 82 1/2%-owned subsidiary, San Sebastian Gold Mines, Inc. ("Sanseb") both United States' corporations, have formed the Commerce/Sanseb Joint Venture ("Joint Venture") for the purpose of performing gold mining and related activities, including, but not limited to, exploration, exploitation, development, extraction and processing of precious metals in the Republic of El Salvador, Central America. Gold bullion, currently the Joint Venture's principal product, was produced (but not on a full production basis) in El Salvador and refined and sold in the United States. Expansion of exploration is a goal at the San Sebastian Gold Mine ("SSGM") which is located near the city of Santa Rosa de Lima. Exploration is being curtailed at other mining projects until adequate funding and concession/license permits are obtained. All of the mining projects are located in the Republic of El Salvador, Central America.

On March 3, 2003, the Company received an exploration license dated February 24, 2003, for the exploration of minerals in an area encompassing the SSGM, consisting of 42 square kilometers, which is hereafter referred to as the "New SSGM Exploration Concession/License" or the "New SSGM." This expanded area provides the Company with an opportunity to increase its gold and silver ore reserves. Included in this area are three formerly-operated gold and silver mines: the La Lola Mine, the Santa Lucia Mine and the Tabanco Mine.

As of March 31, 2000 the Joint Venture had temporarily suspended the San Cristobal Mill and Plant ("SCMP") operations (operations ceased on December 31, 1999) until such time as it has adequate funds to retrofit, rehabilitate, restore and expand these facilities and until there is certainty that the price of gold will be stabilized at a higher selling price.

The Joint Venture plans to begin its open-pit, heap-leaching process on the SSGM site when adequate funding becomes available, and if the price of gold maintains the current price level. It also plans to continue its SSGM site preparation, the expansion of its exploration and exploitation targets, and the enlargement and development of its gold ore reserves. Furthermore, it plans to explore the potential of other gold mine exploration prospects in El Salvador. Concurrently, it is in the process of obtaining necessary funding for each of these separate programs while its Joint Venture is erecting its crushing system at the SSGM site and performing minor retrofit and rehabilitation work at the SCMP. It plans to commence an exploration program on the New SSGM.

(b) Basis of presentation:

Management estimates and assumptions:

Certain amounts included in or affecting the Company's financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions which cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company's assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company's estimates.

(2) Significant Accounting Policies

Consolidated Statements

The Joint Venture and the following subsidiaries are all majority-owned by the Company and are included in the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated.

		Charter/Joint Venture	
	% Ownership	Place	Date
Homespan Realty Co., Inc. ("Homespan")	100.0	Wisconsin	02/12/1959
Mineral San Sebastian, S.A. de C.V. ("Misanse")	52.0	El Salvador	05/08/1960
Ecomm Group Inc. ("Ecomm")	100.0	Wisconsin	06/24/1974
San Luis Estates, Inc. ("SLE")	100.0	Colorado	11/09/1970
San Sebastian Gold Mines, Inc. ("Sanseb")	82.5	Nevada	09/04/1968
Universal Developers, Inc. ("UDI")	100.0	Wisconsin	09/28/1964
Commerce/Sanseb Joint Venture ("Joint Venture")	90.0	Wisconsin & El Salvador	09/22/1987

Investments

The investments consist of securities held for the Commerce Group Corp. Employee Benefit Account, and are stated at cost. The precious stones included in the investment account are stated at cost.

Accounts Receivable

The accounts receivable primarily consists of the advances to Misanse, a 52%-owned subsidiary, which will be offset for the Misanse rental charges included in the accounts payable.

Intercompany Balances

All intercompany balances and transactions have been eliminated.

Inventory

Inventory consists of consumable supplies and are stated at cost, which is lower than the market value.

Deferred Mining Costs

The Company, in order to avoid expense and revenue unbalance, capitalizes all costs directly associated with acquisition, exploration and development of specific properties, until these properties are put into operation, sold or are abandoned. Gains or losses resulting from the sale or abandonment of mining properties will be included in operations. The Joint Venture capitalizes its costs and expenses and will write off these cumulative costs on a units of production method at such time as it begins producing gold derived from the virgin gold ore on a full production basis. If the prospect of gold production, due to different conditions and circumstances becomes unlikely, all of these costs may be written off in the year that this occurs.

The Company regularly evaluates its carrying value of exploration properties in light of their potential for economic mineralization and the likelihood of continued work by either the Company or a joint venture partner. The Company may, from time to time, reduce its carrying value to an amount that approximates fair market value based upon an assessment of such criteria.

Revenue Recognition

Revenue from the sale of gold and industrial minerals is recognized when title passes to the buyer.

Property, Plant and Equipment

Property, plant, and equipment is stated at the lower of cost or estimated net realizable value. Mining properties, development costs and plant and equipment will be depreciated when full production takes place using the units of production method based upon proven and probable reserves. Until the Company suspended its mining operations, the assets were depreciated using the straight-line method over estimated useful lives ranging from three to ten years. Depreciation and amortization expenses include the amortization of assets acquired, if any, under capital leases. Replacements and major improvements are capitalized. When in operation, maintenance and repairs will be charged to expense based on average estimated equipment usage. Interest costs incurred in the construction or acquisition of property, plant, and equipment are capitalized and amortized over the useful lives of the related assets. Since the Company suspended its gold processing operations as of March 31, 2000, it also ceased to depreciate its fixed assets.

Mineral Exploration and Development Costs

Significant property acquisition payments for active exploration properties are capitalized. If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization at and adjacent to existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on the units of production basis over proven and probable reserves.

Recently Issued Financial Accounting Standards

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. All provisions of this Statement will be effective when the occurrence arises. The Company is in the process of determining the impact of this standard on the Company's financial results when effective. The Company's adoption of SFAS No. 143 should not have a material impact on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and amends APB No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provision of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This statement also retains APB No. 30's requirement that companies report discontinued operations separately from continuing operations. All provisions of this Statement are effective in the first quarter of 2003. The Company anticipates that the impact of this new standard should have no material impact on the financial statements taken as a whole.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS No. 148). SFAS No. 148, amends SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendment to SFAS no. 123 are effective for financial statements for fiscal years ending after December 15, 2002. As the Company accounts for stock-based employee compensation using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, the Company has adopted the disclosure requirements of SFAS No. 148, effective April 1, 2003.

Management's estimates of gold and other metal prices, recoverable proven and probable reserves, operating, capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near-term which could adversely affect management's estimate of the net cash flows expected to be generated from its mining properties.

Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

Deferred Financing Costs

Costs incurred to obtain debt financing are capitalized and amortized over the life of the debt facilities using the effective interest method.

Interest Capitalization

Interest costs are capitalized as part of the historical cost of facilities and equipment, if material.

Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries (See Note 9). The Joint Venture files a U.S. partnership return.

Comprehensive Income

Effective April 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. SFAS 130 is designed to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period. Besides net income, other comprehensive income includes foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. The Company believes that it has no material items or other comprehensive income in any period presented in the accompanying financial statements.

Earnings (Loss) Per Common Share

The Company has in the past years reported its "Earnings per Share" which presently complies with SFAS No. 128. As required by this standard, the Company reports two earnings per share amounts, basic net income and diluted net income per share. Basic net income per share is computed by dividing income or loss reportable to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator). The computation of diluted net income or loss per share is similar to the computation of basic net income per share except that the denominator is increased to include the dilutive effect of the additional common shares that would have been outstanding if all convertible securities, stock options, rights, share loans, etc. had been converted to common shares at the last day of the fiscal year.

If on March 31, 2003, 960,000 option shares were added to the weighted number of shares which amount to 18,907,958 common shares issued and outstanding, then the total number of fully diluted shares amount to 19,867,958. The loss per share for this period ended March 31, 2003 is $.0018 cents per share. The same assumptions were used for the same 2002 fiscal period.

Foreign Currency

The Company is not involved in foreign currency transactions because as of January 1, 2001, the Republic of El Salvador, Central America adopted the U.S. dollar system and pegged the exchange rate at 8.75 colones to one U.S. dollar. Almost all of the money transactions in El Salvador are now conducted in U.S. dollars.

Major Customer

In the past, the Joint Venture produced gold and silver. It sold its gold at the world market price to a refinery located in the United States. Given the nature of the precious metals that are sold, and because many potential purchasers of gold and silver exist, it is not believed that the loss of any customer would adversely affect either the Company or the Joint Venture.

(3) Investment in Property, Plant, Equipment and Mining Resources

The following is a summary of the investment in property, plant, equipment, mining resources and development costs:

	March 31, 2003			March 31, 2002		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Mineral Properties and Deferred Development	$28,035,169		$28,035,169	$27,186,829		$27,186,829
Property, Plant and Equipment	6,533,055	2,252,143	4,280,912	6,377,869	2,252,143	4,125,726
	$34,568,224	$2,252,143	$32,316,081	$33,564,698	$2,252,143	$31,312,555

Vehicles, office, mining and laboratory equipment, buildings, etc. are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to ten years. Maintenance and repairs are charged to expense as incurred. Since the Joint Venture suspended operations in view of the weak price of gold and the need to expand these facilities, no depreciation has been recorded during this fiscal year.

Impairments

The Company evaluates the carrying value of its properties and equipment by applying the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Estimated future net cash flows, on an undiscounted basis, from each property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves. The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of drilling; and analysis to demonstrate the ore is commercially recoverable), estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reduction in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

(4) Commerce/Sanseb Joint Venture ("Joint Venture")

The Company is in a joint venture with and owns 82 1/2% of the total common stock (2,002,037 shares) of Sanseb, a U.S. State of Nevada chartered (1968) corporation. The balance of Sanseb's stock is held by approximately 180 non-related shareholders, including the President of the Company who owns 2,073 common shares. Sanseb was formed in 1968 to explore, exploit, research, and develop adequate gold reserves. Sanseb produced gold from the SSGM from 1972 through February 1978.

On September 22, 1987, the Company and Sanseb entered into a joint venture agreement to formalize their relationship with respect to the mining venture and to account for the Company's substantial investment in Sanseb. Under the terms of the agreement, the Company is authorized to supervise and control all of the business affairs of the Joint Venture and has the authority to do all that is necessary to resume mining operations at the SSGM on behalf of the Joint Venture. The net pre-tax profits of the Joint Venture will be distributed as follows: Company 90%; and Sanseb 10%. Since the Company owns 82 1/2% of the authorized and issued shares of Sanseb, the Company in effect has over a 98% interest in the Joint Venture activities.

The joint venture agreement further provides that the Company has the right to be compensated for its general and administrative expenses in connection with managing the Joint Venture.

Under the joint venture agreement, agreements signed by the Company for the benefit of the Joint Venture create obligations binding upon the Joint Venture.

The Joint Venture is registered to do business in the State of Wisconsin and in the Republic of El Salvador, Central America.

Investments in Joint Venture

As of March 31, 2003, the Company's investments, including charges for interest expense to the Joint Venture, were $40,181,015 and three of the Company's subsidiaries' advances were $590,265 for a total of $40,771,280.

Investment in El Salvador Mining Projects

During the fiscal year, the Company has advanced funds, performed services, and allocated its general and administrative costs to the Joint Venture.

As of March 31, 2003 and 2002, the Company, Sanseb and three of the Company's subsidiaries have invested (including carrying costs) the following in its Joint Venture:

	2003	2002
The Company's advances (net of gold sale proceeds) since 09/22/87	$40,181,015	$36,729,923
The Company's initial investment in the Joint Venture	3,508,180	3,508,180
Sanseb's investment in the Joint Venture	3,508,180	3,508,180
Sanseb's investment in the mining projects and amount due to the Company	34,160,023	31,989,058
Total:	81,357,398	75,735,341
Advances by the Company's three subsidiaries	590,265	590,265
Combined total investment	$81,947,663	$76,325,606

SSGM Activity

The Company had no significant activity at the SSGM site from February 1978 through January 1987. The present status is that, the Company, since January 1987, and thereafter, the Joint Venture, since September 1987, have completed certain of the required mining pre-production preliminary stages in the minable and proven gold ore reserve area, and the Company is active in attempting to obtain adequate financing for the proposed open-pit, heap-leaching operations at the SSGM. The Joint Venture plans to resume its exploration and expansion program to develop additional gold ore reserves in the area surrounding the minable gold ore reserves. Presently, it is erecting its cone crushing system and performing minor rehabilitation repairs to its San Cristobal Mill and Plant. On March 3, 2003, the Company received the New SSGM from the Ministry of Economy's Director of El Salvador Department of Hydrocarbons and Mines (DHM) which includes and encompasses the existing SSGM. It is in the process of planning its exploration program.

Mineral San Sebastian S.A. de C.V. ("Misanse")

(a) Misanse Corporate Structure

The SSGM real estate is owned by and leased to the Joint Venture by Misanse, a Salvadoran-chartered corporation. The Company owns 52% of the total of Misanse's issued and outstanding shares. The balance is owned by approximately 100 El Salvador, Central American, and United States' citizens.

(b) SSGM Mining Lease

On January 14, 2003, the Company entered into an amended and renewed 30-year lease agreement with Mineral San Sebastian Sociedad Anomina de Capital Variable (Misanse) pursuant to the approval of the Misanse shareholders and Misanse directors at a meeting held on January 12, 2003. The renewed lease is for a period of thirty (30) years commencing on the date that the Company receives its Renewed San Sebastian Gold Mine Exploitation Concession/License, hereinafter identified as the "Renewed SSGM," from the DHM. The lease is automatically extendible for one or more equal periods. The Company will pay to Misanse for the rental of this real estate the sum of five percent of the net sales of the gold and silver produced from this real estate, however, the payment will not be less than $343.00 per month. The Company has the right to assign this lease without prior notice or permission from Misanse. This lease is pledged as collateral for loans made to related parties (Note 7).

(c) Mineral Concessions/Licenses

Renewed San Sebastian Gold Mine Exploitation Concession/License (Renewed SSGM) - approximately 1.2306 square kilometers, Department of La Union, El Salvador, Central America

On September 6, 2002, at a meeting held with the El Salvadoran Minister of Economy and the DHM, it was agreed to submit an application for the Renewed SSGM for a 30-year term and to simultaneously cancel the concession obtained on July 23, 1987. On September 26, 2002, the Company filed this application. On February 28, 2003 (received March 3, 2003) the DHM admitted to the receipt of the application and the Company proceeded to file public notices as required by Article 40 of the El Salvadoran Mining Law and its Reform (MLIR). On April 16, 2003, the Company's El Salvadoran legal counsel filed with the DHM notice that it believed that it complied with the requirements of Article 40, and that there were no objections; and requested that the DHM make its inspection as required by MLIR Article 42. Once issued, this Renewed SSGM will be pledged as collateral to the same parties that held the previous concession as collateral.

New SSGM Exploration Concession/License (New SSGM) - approximately 40.7694 square kilometers

On October 20, 2002, the Company applied for the New SSGM, which covers an area of 42 square kilometers and includes approximately 1.2306 square kilometers of the Renewed SSGM. The New SSGM is in the jurisdiction of the City of Santa Rosa de Lima in the Department of La Union and in the Nueva Esparta in the Department of Morazan, Republic of El Salvador, Central America. On February 24, 2003, the DHM issued the New SSGM for a period of four years starting from the date following the notification of this resolution which was received on March 3, 2003. The New SSGM may be extended for two two-year periods, or for a total of eight years. Besides the San Sebastian Gold Mine, three other formerly operative gold and silver mines known as the La Lola Mine, the Santa Lucia Mine, and the Tabanco Mine are included in the New SSGM.

Nueva Esparta Exploration Concession/License (Nueva Esparta) - 45 square kilometers

On or about October 20, 2002, the Company filed an application with the DHM for the Nueva Esparta, which consists of 45 square kilometers north and adjacent to the New SSGM. This rectangular area is in the Departments of La Union (east) and Morazan (west) and in the jurisdiction of the City of Santa Rosa de Lima, El Salvador, Central America. Included in the Nueva Esparta are eight other formerly operated gold and silver mines known as: the Grande Mine, the Las Pinas Mine, the Oro Mine, the Montemayor Mine, the Banadero Mine, the Carrizal Mine, the La Joya Mine and the Copetillo Mine. The application is pending.

Effective February 1996, the Government of El Salvador passed a law which required mining companies to pay to it three percent of its gross gold/silver sale receipts and an additional one percent is to be paid to the El Salvador municipality which has jurisdiction of the mine site. As of July 2001, a series of revisions to the El Salvador Mining Law offer to make exploration more economical. The principal change is that the fee has been reduced to two percent of the gross gold receipts. The Company, in compliance with the new law, has, or it plans to file applications for all of the mining concessions in which it has an interest.

SCMP Land and Building Lease

On November 12, 1993, the Joint Venture entered into an agreement with Corporacion Salvadorena de Inversiones ("Corsain"), an El Salvadoran governmental agency, to lease for a period of ten years, approximately 166 acres of land and buildings on which its gold processing mill, plant and related equipment (the SCMP) are located, and which is approximately 15 miles west of the SSGM site. The basic annual lease payment is U.S. $11,500 (payable in El Salvador colones at the then current rate of exchange), payable annually in advance, unless otherwise amended, and subject to an annual increase based on the annual United States' inflation rate. As agreed, a security deposit of U.S. $11,500 was paid on the same date and this deposit is subject to increases based on any United States' inflationary rate adjustments.

Modesto Mine

Real Estate

The Company owns 63 acres of land which are a key part of the Modesto Mine that is located near the city of El Paisnal, El Salvador. This real estate is subject to a mortgage and promissory note and is pledged as collateral to certain parties described in Note 7.

San Felipe-El Potosi Mine ("Potosi")

Real Estate Lease Agreement

The Joint Venture entered into a lease agreement with the San Felipe-El Potosi Cooperative ("Cooperative") of the city of Potosi, El Salvador on July 6, 1993, to lease the real estate encompassing the San Felipe-El Potosi Mine for a period of 30 years and with an option to renew the lease for an additional 25 years, for the purpose of mining and extracting minerals.

Montemayor Mine

The Joint Venture has leased approximately 175 acres of land that it considers to be the key mining property. The terms of the various leases are one year with automatic renewal rights. This property is located 14 miles northwest of the SCMP, six miles northwest of the SSGM, and about two miles east of the city of San Francisco Gotera in the Department of Morazan, El Salvador.

(5) Synopsis of Real Estate Ownership and Leases

The Company's 52%-owned subsidiary, Misanse, owns the 1,470 acre SSGM site located near the city of Santa Rosa de Lima in the Department of La Union, El Salvador. Other real estate ownership or leases in El Salvador are as follows: the Company owns approximately 63 acres at the Modesto Mine; and the Joint Venture leases the SCMP land and buildings on which its mill, plant and equipment are located. In addition, the Joint Venture has entered into a lease agreement to lease approximately 675 acres based on the production of gold payable in the form of royalties with a mining prospect in the Department of San Miguel and it leases approximately 175 acres in the Department of Morazan in the Republic of El Salvador. The Company also leases on a month-to-month basis approximately 4,032 square feet of office space in Milwaukee, Wisconsin.

(6) Notes Payable and Accrued Interest

	03/31/03	03/31/02
Related Parties		
Mortgage and promissory notes to related parties, interest ranging from one percent to four percent over prime rate, but not less than 16%, payable monthly, due on demand, using the undeveloped land, Misanse lease, real estate and all other assets owned by the Company, its subsidiaries and the Joint Venture as collateral. (Note 7)	$8,027,380	$6,923,874
Other		
Short-term notes and accrued interest (March 31, 2003, $90,922 and March 31, 2002, $416,305) issued to creditors and other non related parties, interest rates of varying amounts, in lieu of actual cash payments and includes a mortgage on a certain parcel of land pledged as collateral located in El Salvador.	225,922	754,252
Total:	$8,253,302	$7,678,126

(7) Related Party Transactions

The Company, in an attempt to preserve cash, had prevailed on its President to accrue his salary for the past 22 years, including vacation pay, for a total of $2,636,515.

In addition, with the consent and approval of the Directors, the President of the Company, as an individual and not as a Director or Officer of the Company, entered into the following financial transactions with the Company, the status of which is reflected as of March 31, 2003:

The amount of cash funds which the Company has borrowed from its President from time to time, together with accrued interest, amounts to $5,521,516. To evidence this debt, the Company has issued to its President a series of open-ended, secured, on-demand promissory notes, with interest payable monthly at the prime rate plus two percent, but not less than 16% per annum.

The Company had borrowed, as of March 31, 2003, an aggregate of $824,866, including accrued interest, from the Company's President's Rollover Individual Retirement Account (ELM RIRA). These loans are evidenced by the Company's open-ended, secured, on-demand promissory note, with interest payable monthly at the prime rate plus four percent per annum, but not less than 16% per annum.

In order to satisfy the Company's cash requirements from time to time, the Company's President has sold or pledged as collateral for loans, shares of the Company's common stock owned by him. In order to compensate its President for selling or pledging his shares on behalf of the Company, the Company has made a practice of issuing him the number of restricted shares of common stock equivalent to the number of shares sold or pledged, plus an additional number of shares equivalent to the amount of accrued interest calculated at the prime rate plus three percent per annum and payable monthly. The Company receives all of the net cash proceeds from the sale or from the pledge of these shares. The Company did not borrow any common shares during this fiscal year. The share loans, if any, are all in accordance with the terms and conditions of Director-approved, open-ended loan agreements dated June 20, 1988, October 14, 1988, May 17, 1989, and April 1, 1990.

On February 16, 1987, the Company granted its President, by unanimous consent of the Board of Directors, compensation in the form of a bonus in the amount of two percent of the pre-tax profits realized by the Company from its gold mining operations in El Salvador, payable annually over a period of twenty years commencing on the first day of the month following the month in which gold production commences.

The President, as an individual, and not as a Director or Officer of the Company, presently owns a total of 467 Misanse common shares. There are a total of 2,600 Misanse shares issued and outstanding.

Also with the consent and approval of the Directors, a company in which the President has a 55% ownership, General Lumber & Supply Co., Inc. (GLSCO), entered into the following agreements, and the status is reflected as of March 31, 2003:

The Company leased approximately 4,032 square feet on a month-to-month basis for its corporate headquarters' office; the monthly rental charge was $2,789. The same related company provides administrative services, use of its vehicles, and other property, as required by the Company.

In lieu of cash payments for the office space rental and for the consulting, administrative services, etc., these amounts due are added each month to this related company's open-ended, secured, on-demand promissory note issued by the Company.

In addition, this related company does from time to time use its credit facilities to purchase items needed for itself or for the Joint Venture's mining needs.

This related company has been issued an open-ended, secured, on-demand promissory note which amounts to $1,120,442; the annual interest rate is four percent plus the prime rate, but not less than 16%, and it is payable monthly.

On June 30, 2001, GLSCO purchased 250,000 restricted common shares at a price of $.15 per share and it received options to purchase 250,000 common shares on or before July 2, 2003, at a price of $.25 per share. The terms of this transaction are no less favorable than those obtained from unrelated third parties.

On January 3, 2003, in order to reduce debt, and in consideration for cancellation of $100,625 of debt owed to GLSCO, the Company sold to GLSCO 575,000 of its restricted common shares, $.10 par value. On March 26, 2003, in order to reduce debt, and in consideration for the cancellation of $47,250 of debt owed to GLSCO, the Company sold 175,000 of its restricted common shares, $.10 par value.

The Company's Directors have consented and approved the following transactions of which the status of each are reflected as of March 31, 2003:

The President's wife's Rollover Individual Retirement Account (SM RIRA) has the Company's open-ended, secured, on-demand promissory note in the sum of $429,391 which bears interest at an annual rate of prime plus three percent, but not less than 16% and the interest is payable monthly.

The Directors also have acknowledged that Mrs. Sylvia Machulak (wife of the President) is to be compensated for her consulting fees due to her from October, 1, 1994 through September 30, 2000 or 72 months at $2,800 a month, and thereafter at $3,000 per month. The Company owes her as an individual and as a consultant, the sum of $291,600 for services rendered from October 1994.

The Law Firm which represents the Company in which a son of the President is a principal is owed the sum of $326,941 for 1,767.3 hours of legal services rendered from July 1980 through March 31, 2003. By agreement, these fees are to be adjusted to commensurate with the hourly fees charged by the Law Firm on the date of payment.

The son of the President and his son's wife have the Company's open-ended, on-demand promissory note in the sum of $131,165 which bears interest at an annual rate of 16% payable monthly.

The Directors, by their agreement, have deferred cash payment of their Director fees beginning on January 1, 1981, until such time as the Company's operations are profitable. Effective from October 1, 1996, the Director fees are $1,200 for each quarterly meeting and $400 for attendance at any other Directors' meeting. The Executive Committee Director fees are $400 for each meeting. The Directors and Officers have an option to receive cash at such time as the Company has profits and an adequate cash flow, or to exchange the amount due to them for the Company's common shares. The Directors and Officers of the Company exercised their option to receive a total of 66,667 common shares in lieu of any cash compensation for all amounts due to them as of March 31, 2003. The Chairman/President does not receive any Director fees.

The Company advances funds, allocates and charges its expenses to the Joint Venture. The Joint Venture in turn capitalizes all of these advances, costs and expenses. When full production commences, these capitalized costs will be charged as an expense based on a per ton production basis. The Company also charges interest for its advances to the Joint Venture which interest rate is established to be the prime rate quoted on the first day of each month plus four percent and said interest is payable monthly. This interest is eliminated from the consolidated statement of operations. However, a separate accounting is maintained for the purpose of recording the amount that is due to the Company from the Joint Venture.

Company Net Advances to the Joint Venture

	2003		2002	
	Total Advances	Interest Charges	Total Advances	Interest Charges
Beginning	$36,729,923	$20,448,289	$32,519,136	$16,973,241
March 31 fourth quarter	3,451,092	3,303,446	4,210,787	3,475,048
Total Company advances	40,181,015	23,751,735	36,729,923	20,448,289
Advances by three of the Company's subsidiaries	590,265	0	590,265	0
March 31 total net advances	$40,771,280	$23,751,735	$37,320,188	$20,448,289

(8) Commitments

Reference is made to Notes 2, 4, 5, 6, 7, 10 and 12.

(9) Income Taxes

At March 31, 2003, the Company and its subsidiaries, excluding the Joint Venture, have estimated net operating losses remaining in a sum of approximately $5,063,150 which may be carried forward to offset future taxable income; the net operating losses expire at various times to the year of 2018.

(10) Description of Securities

a. Common Stock

The Company's Wisconsin Certificate of Incorporation effective as of April 1, 1999 authorizes the issuance of 50,000,000 shares of common stock, $0.10 par value per share of which 20,407,429 shares were issued and outstanding as of March 31, 2003. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

b. Preferred Stock

There were no preferred shares issued and outstanding for the periods ending March 31, 2003 or 2002.

The Company's Wisconsin Certificate of Incorporation authorizes the issuance of 250,000 shares of preferred stock, $0.10 par value.

The preferred shares are issuable in one or more series. If issued, the Board of Directors is authorized to fix or alter the dividend rate, conversion rights (if any), voting rights, rights and terms of redemption (including any sinking fund provisions), redemption price or prices, liquidation preferences and number of shares constituting any wholly unissued series of preferred shares.

c. Stock option activity:

	03/31/03		03/31/02		03/31/01	
	Option Shares	Weighted Average Price	Option Shares	Weighted Average Price	Option Shares	Weighted Average Price
Outstanding, beg. yr.	670,000	$0.22	920,000	$1.27	1,254,900	$2.19
Granted	290,000	$0.19	520,000	$0.25	150,000	$0.12
Exercised	0	N/A	0	N/A	0	N/A
Forfeited	0	N/A	(500,000)	N/A	0	N/A
Expired	0	N/A	(270,000)	N/A	(484,900)	N/A
Outstanding, end of yr.	960,000	$0.21	670,000	$0.22	920,000	$1.27

A summary of the outstanding stock options as of March 31, 2003, follows:

Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Up to $2.99	960,000	.8068 years	$0.21

There were no options issued to any Director, Officer, or employee.

d. Stock Rights - To The President

Reference is made to Note 7, Related Party Transactions, of the Company's financial statements which disclose the terms and conditions of the share loans to the Company by the President and the interest which is payable to him by the Company's issuance of its restricted common shares.

Any share interest payable to the President is for shares loaned to the Company and/or for such shares loaned or pledged for collateral purposes, or for unpaid interest, from time to time, all in accordance with the terms and conditions of Director-approved, open-ended loan agreements dated June 20, 1988, October 14, 1988, May 17, 1989 and April 1, 1990.

e. Share Loans - Others

A series of borrowings of the Company's common shares were made from time to time under the provision that the owners would sell said shares as the Company's designee, with the proceeds payable to the Company. In exchange, the Company agreed to pay these shares loaned within 31 days or less by issuing its restricted common shares, together with interest payable in restricted common shares payable at a negotiated rate of interest normally payable in advance for a period of one year. As of March 31, 2003, there were no shares due to other parties for shares borrowed or for interest payment.

f. S.E.C. Form S-8 Registration

On May 25, 2001, the Company filed its fourth Securities and Exchange Commission Form S-8 Registration Statement No. 333-61650 under the Securities Act of 1933, and it registered 1,500,000 of the Company's $0.10 par value common shares for the purpose of distributing shares pursuant to the plan contained in such registration. All of the 1,500,000 shares were issued as of March 31, 2003.

On June 10, 2002, the Company filed its fifth Securities and Exchange Commission Form S-8 Registration Statement No. 333-90122 under the Securities Act of 1933, and it registered 1,500,000 of the Company's $0.10 par value common shares for the purpose of distributing shares pursuant to the plan contained in such registration. From the 1,500,000 shares registered 51,597 shares were issued, and 1,448,403 shares remain to be issued as of March 31, 2003.

g. Commerce Group Corp. Employee Benefit Account (CGCEBA)

This account was established for the purpose of compensating the Company's employees for benefits such as retirement, severance pay, and all other related compensation that is mandatory under El Salvadoran labor regulations, and/or as determined by the Officers of the Corporation. The Directors provide the Officers of the Company with the authority to issue its common shares to the CGCEBA on an as needed basis. Under this plan, payment can be made to any employee of the Company or the Company's subsidiaries. The CGCEBA has sold some of the shares issued to this account from time to time to meet its obligations to its El Salvadoran employees. As of March 31, 2003, 321,000 shares remained in the account. As of April 1, 2002, there were 520,000 shares in this account. An additional 400,000 shares were issued and 599,000 shares were sold, leaving a balance of 321,000 shares as of March 31, 2003.

(11) Litigation

There is no known pending litigation.

(12) Certain Concentrations and Concentrations of Credit Risk

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions for the amounts in excess of levels. One is insured by the Federal Deposit Insurance Corporation. The other is an El Salvadoran banking institution which the Company uses to pay its El Salvadoran expenses and obligations. The Company considers the U.S. institution to be financially strong and does not consider the underlying risk at this time with its El Salvadoran bank to be significant. To date, these concentrations of credit risk have not had a significant effect on the Company's financial position or results of operations.

The Company, when it produced gold and silver, sold its gold and silver production predominantly to one customer. Given the nature of the commodities being sold, and because many other potential purchasers of gold and silver exist, it is not believed that the loss of such customer would adversely affect the Company.

The Company is not subject to credit risk in connection with any hedging activities as it has not hedged any of its gold production. If the Company changes its policies, then it will only use highly-rated credit worthy counterparties, therefore it should not anticipate non-performance.

(13) Commitments and Contingencies

Based upon current knowledge, the Company believes that it is in compliance with the U.S. and El Salvadoran environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted or of the standards being promulgated by governmental authorities.

(14) Business Segments

The Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information became effective for fiscal years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises determine operating segments and report information about those segments in annual financial statements. SFAS 131 also requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 further establishes standards for related disclosure about products and services, geographic areas, and major customers.

The Company presently has three reportable segments: mining, campground operation, and other. The mining segment was engaged in the processing of gold. The mining operations are temporarily suspended. The campground operation is to lease space on an annual, monthly, or daily basis. The campground has been sold. The other segments are those activities that are combined for reporting purposes. There were no reportable activities in the Internet business; no income and no expenses were recorded.

	Mining [*1] El Salvador, Central America	Campground Missouri, U.S.A.	Corporate Headquarters
Year ended March 31, 2003			
Sales and revenues	$ 0	$ 0	$ 0
Depreciation & amortization	0	0	0
Operating income (loss)	0	0	(35,886)
Total assets	33,029,998	0	221,676
Capital expenditures	1,003,526	0	0
Year ended March 31, 2002			
Sales and revenues	$ 0	$ 0	$ 38
Depreciation & amortization	0	0	0
Operating income (loss)	0	0	(43,171)
Total assets	31,676,285	0	269,149
Capital expenditures	1,638,682	0	0
Year ended March 31, 2001			
Sales and revenues	$ 0	$ 189,020	$ 53,162
Depreciation & amortization	0	0	0
Operating income (loss)	0	146,349	(16,559)
Total assets	30,046,855	0	255,830
Capital expenditures	2,233,369	0	0

[*1] Its major customer for the refining and purchase of gold is a refinery located in the United States. The price of gold is dependent on the world market price over which the Company, the refinery or any other single competitor do not have control.

Item 9. Changes in and Disagreements on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information called for by Item 10 is incorporated by reference from information under the caption "Election of Two Directors" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A no later than 120 days after the close of its fiscal year. The information on Executive Officers is contained in Part I of this Form 10-K.

Item 11. Executive Compensation

The information called for by Item 11 is incorporated by reference from information under the caption "Executive Compensation" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A no later than 120 days after the close of its fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information called for by Item 12 is incorporated by reference from information under the caption "Voting Securities" and "Principal Shareholders and Ownership by Management" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A no later than 120 days after the close of its fiscal year.

Compliance with Section 16(a) of the Securities Exchange Act of 1934.

Section 16(a) of the Securities Exchange Act of 1934 and related Securities and Exchange Commission rules require the Company's executive officers and directors and persons beneficially owning greater than ten percent of the outstanding shares to file reports of ownership and changes in ownership of the Company's shares with the Securities and Exchange Commission and to disclose any late filings. Based solely on a review of the copies of such forms furnished to the Company or representations that no Form 5 was required, the Company believes that all Section 16(a) filing requirements were complied with as required.

Item 13. Certain Relationships and Related Transactions

The information called for by Item 13 is incorporated by reference in Note 7 of the financial statements and under the caption "Certain Relationships and Related Transactions" in the Company's definitive proxy statement to be filed pursuant to Regulation 14A no later than 120 days after the close of its fiscal year.

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures. The term "disclosure controls and procedures," as defined by regulations of the Securities and Exchange Commission ("SEC"), means controls and other procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits to the SEC under the Securities Exchange Act of 1934, as amended (the "Act"), is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Act is accumulated and communicated to the Company's management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions to be made regarding required disclosure. The Company's Chief Executive Officer who is also the Chief Financial Officer and the Executive Vice President/Secretary have evaluated the Company's disclosure controls and procedures as of a date within 90 days of the filing date of this Annual Report on Form 10-K and have concluded that the Company's disclosure controls and procedures are effective as of the date of such evaluation.

Changes in Internal Controls

The Company also maintains a system of internal controls. The term "internal controls," as defined by the American Institute of Certified Public Accountants' Codification of Statement on Auditing Standards, AU Section 319, means controls and other procedures designed to provide reasonable assurance regarding the achievement of objectives in the reliability of the Company's financial reporting, the effectiveness and efficiency of the Company's operations and the Company's compliance with applicable laws and regulations. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date the Company carried out its evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Schedules

See Index to Consolidated Financial Statements and Supplementary Financial Data in Item 8 of this report.

(b) Reports on Form 8-K

A Form 8-K was filed on March 5, 2003, to report receipt of the New San Sebastian Gold Mine Exploration Concession/License and the admittance of the Renewed San Sebastian Gold Mine Exploitation Concession/License from the Office of the El Salvador Ministry of Economy through its Department of Hydrocarbons and Mines.

(c) Exhibits

The exhibit numbers in the following list correspond to the numbers assigned to such exhibits in Item 601 of Regulation S-K. The exhibit numbers noted by an asterisk (*) indicate exhibits actually filed with this Annual Report on Form 10-K. All other exhibits are incorporated by reference into this Annual Report on Form 10-K.

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.(i) of the Company's S.E.C. Form 8-K filed on April 13, 1999.)
3.2	By-laws of the Company. (Incorporated by reference to Exhibit 3.(ii) of the Company's S.E.C. Form 8-K filed on April 13, 1999.)
3.3	The Articles of Amendment of the Wisconsin corporation increasing the authorized shares to 50,000,000 common shares. (Incorporated by reference to Exhibit 3.(iii) of the Company's S.E.C. Form 8-K filed on April 13, 1999.)
3.4	The Articles of Merger from a Delaware corporation to a Wisconsin corporation effective April 1, 1999 at 12:01 a.m. (Central Time). (Incorporated by reference to Exhibit 2.(i) of the Company's S.E.C. Form 8-K filed on April 13, 1999.)

Exhibit No.	Description of Exhibit
3.5	A Certificate of Merger filed with the Office of the Secretary of State of Delaware merging into a Wisconsin corporation. (Incorporated by reference to Exhibit 2.(ii) of the Company's S.E.C. Form 8-K filed on April 13, 1999.)
4	Instruments defining the rights of security holders, including indentures.
4.1	Three-Year Stock Option Agreement dated March 13, 2001, and expiring on March 13, 2004, to purchase 100,000 common shares at $.10 per share. (Incorporated by reference to Exhibit 4.9 of the Company's Form 10-K for the year ended March 31, 2001.)
4.2	Three-Year Stock Option Agreement dated March 13, 2001, and expiring on March 13, 2004, to purchase 50,000 common shares at $.15 per share. (Incorporated by reference to Exhibit 4.10 of the Company's Form 10-K for the year ended March 31, 2001.)
4.3	Two-Year Stock Option Agreement dated July 2, 2001, and expiring on July 2, 2003, to purchase 80,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.3 of the Company's Form 10-K for the year ended March 31, 2002.)
4.4	Two-Year Stock Option Agreement dated July 2, 2001, and expiring on July 2, 2003, to purchase 100,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.4 of the Company's Form 10-K for the year ended March 31, 2002.)
4.5	Two-Year Stock Option Agreement dated July 2, 2001, and expiring on July 2, 2003, to purchase 250,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.5 of the Company's Form 10-K for the year ended March 31, 2002.)
4.6	Two-Year Stock Option Agreement dated July 2, 2001, and expiring on July 2, 2003, to purchase 70,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.6 of the Company's Form 10-K for the year ended March 31, 2002.)
4.7	Two-Year Stock Option Agreement dated July 2, 2001, and expiring on July 2, 2003, to purchase 20,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.7 of the Company's Form 10-K for the year ended March 31, 2002.)
4.8	Two-Year Stock Option Agreement dated April 19, 2002, and expiring on April 19, 2004, to purchase 80,000 common shares at $.15 per share. (Incorporated by reference to Exhibit 4.8 of the Company's Form 10-K for the year ended March 31, 2002.)

Exhibit No.	Description of Exhibit
4.9	Two-Year Stock Option Agreement dated April 30, 2002, and expiring on April 30, 2004, to purchase 40,000 common shares at $.25 per share. (Incorporated by reference to Exhibit 4.9 of the Company's Form 10-K for the year ended March 31, 2002.)
	Subsequent Options Issued:
4.10*	Two-Year Stock Option Agreement dated August 21, 2002, and expiring on August 21, 2004, to purchase 40,000 common shares at $.22 per share.
4.11*	Two-Year Stock Option Agreement dated September 20, 2002, and expiring on September 20, 2004, to purchase 65,000 common shares at $.22 per share.
4.12*	Two-Year Stock Option Agreement dated September 25, 2002, and expiring on September 25, 2004, to purchase 65,000 common shares at $.22 per share.
9	Voting Trust Agreement--not applicable.
10	Material contracts regarding sale of assets and deferred compensation.
10.1	Bonus compensation, Edward L. Machulak, February 16, 1987. (Incorporated by reference to Exhibit 7 of the Company's Form 10-K for the year ended March 31, 1987.)
10.2	Loan Agreement and Promissory Note, Edward L. Machulak, June 20, 1988. (Incorporated by reference to Exhibit 10.2 of the Company's Form 10-K for the year ended March 31, 1993.)
10.3	Loan Agreement and Promissory Note, Edward L. Machulak, October 14, 1988. (Incorporated by reference to Exhibit 10.3 of the Company's Form 10-K for the year ended March 31, 1993.)
10.4	Loan Agreement and Promissory Note, Edward L. Machulak, May 17, 1989. (Incorporated by reference to Exhibit 10.4 of the Company's Form 10-K for the year ended March 31, 1993.)
10.5	Loan Agreement and Promissory Note, Edward L. Machulak, April 1, 1990. (Incorporated by reference to Exhibit 10.5 of the Company's Form 10-K for the year ended March 31, 1993.)
10.6	Letter Agreement, Edward L. Machulak, October 10, 1989. (Incorporated by reference to Exhibit 10.6 of the Company's Form 10-K for the year ended March 31, 1993.)
10.7	Loan Agreement and Promissory Note dated January 19, 1994. (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the year ended March 31, 1995.)

Exhibit No.	Description of Exhibit
10.8	John E. Machulak and Susan R. Robertson, Loan Agreement and Promissory Note dated June 3, 1994. (Incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the year ended March 31, 1995.)
10.9	Lillian M. Skeen, Loan Agreement and Open Ended On Demand Promissory Note dated June 26, 1997. (Incorporated by reference to Exhibit 10.9 of the Company's Form 10-K for the year ended March 31, 1998.)
10.10	Robert C. Skeen, Loan Agreement and Open Ended On Demand Promissory Note dated June 26, 1997. (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the year ended March 31, 1998.)
10.11	Robert C. Skeen, Loan Agreement and Open Ended On Demand Promissory Note dated January 20, 1998. (Incorporated by reference to Exhibit 10.11 of the Company's Form 10-K for the year ended March 31, 1998.)
10.12	John E. Machulak and Susan R. Robertson, Loan Agreement and Open Ended On Demand Promissory Note dated March 6, 1998. (Incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the year ended March 31, 1998.)
10.13	Lillian M. Skeen, Loan Agreement and Open Ended On Demand Promissory Note dated May 21, 1998. (Incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the year ended March 31, 1998.)
10.14	Edward A. Machulak, Loan Agreement and Open Ended On Demand Promissory Note dated March 6, 1998. (Incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the year ended March 31, 1999.)
11*	Schedule of Computation of Net Income Per Share
21*	Subsidiaries and Joint Venture of the Company
23.1*	Consent of Independent Certified Public Accountant
99.0	Additional Exhibits
99.1*	Confirmation agreement, General Lumber & Supply Co., Inc., May 12, 2003.
99.2*	Confirmation Agreement, Edward L. Machulak, May 12, 2003.
99.3*	Confirmation Agreement, Edward L. Machulak Rollover Individual Retirement Account, May 12, 2003.

Exhibit No.	Description of Exhibit
99.4*	Confirmation Agreement, Sylvia Machulak as an individual and for her Rollover Individual Retirement Account, May 12, 2003.
99.5	Concession Agreement Assignment to the Company by Misanse (Incorporated by reference to Exhibit 1 of the Company's Form 10-K for the year ended March 31, 1988.)
99.6	S.E.C. Form S-8 Registration Statement No. 333-61650 filed under the Securities Act of 1933 as amended and declared effective May 25, 2001, registering one and one-half million of its common shares, ten cents par value. (Incorporated by reference as this S.E.C. Form S-8 Registration Statement had been filed on May 25, 2001.) All of these shares have been issued as of March 31, 2003.
99.7	S.E.C. Form S-8 Registration Statement No. 333-90122 filed under the Securities Act of 1933, as amended and declared effective June 10, 2002, registering one and one-half million of its common shares, ten cents par value. (Incorporated by reference as this S.E.C. Form S-8 Registration Statement had been filed on June 10, 2002.) 1,448,403 shares remain to be issued as of March 31, 2003.
99.7(a)*	Consent of Independent Certified Public Accountant to incorporate by reference in the S.E.C. Form S-8 Registration Statement No. 333-90122 filed under the Securities Act of 1933 as amended and declared effective June 10, 2002 the Certified Public Accountant's report dated May 12, 2003 relating to the financial statements of the Company for the years ended March 31, 2003 and 2002.
99.8*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.9*	Certification of Executive Vice President and Secretary pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Individual financial statements of majority-owned companies have been omitted because these companies do not constitute a significant or material contribution to the Company.

PART IV

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on May 12, 2003.

COMMERCE GROUP CORP.
(Company)

By: /s/ Edward L. Machulak
Edward L. Machulak
Chairman of the Board of Directors,
Member of Executive Committee,
Member of Audit Committee
Director-Emeritus, President, Treasurer,
Chief Executive, Operating and Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons, on behalf of the Company and in the capacities and on the dates indicated:

Name	Office	Date
/s/ Edward L. Machulak Edward L. Machulak	Chairman of the Board of Directors, Member of Executive Committee, Member of Audit Committee, Director-Emeritus, President, Treasurer, Chief Executive, Operating and Financial Officer	May 12, 2003
/s/ Edward A. Machulak Edward A. Machulak	Director, Member of Executive Committee, Director-Emeritus, Executive Vice President and Secretary	May 12, 2003
/s/ Sidney Sodos Sidney Sodos	Director and Member of Audit Committee	May 12, 2003
/s/ John H. Curry John H. Curry	Director and Member of Audit Committee	May 12, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Edward L. Machulak, Chairman, President, Treasurer, Chief Executive, Operating and Financial Officer of Commerce Group Corp., certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Group Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/ Edward L. Machulak
Edward L. Machulak
Chairman, President, Treasurer,
Chief Executive, Operating and
Financial Officer

CERTIFICATION OF EXECUTIVE VICE PRESIDENT AND SECRETARY

I, Edward A. Machulak, Executive Vice President and Secretary of Commerce Group Corp., certify that:

1. I have reviewed this annual report on Form 10-K of Commerce Group Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/ Edward A. Machulak
Edward A. Machulak
Executive Vice President,
and Secretary

Exploration and Exploitation Maps


Pending Nueva Esparta Exploration
Concession/License
(Nueva Esparta)
45 Square Kilometers
La Joya Mine
Bañadero Mine
Copetillo Mine
Carrizal Mine
Montemayor Mine
Oro Mine
Las Piñas Mine
Grande Mine
La Lola Mine
Tabanco Mine
Renewed San Sebastian
Gold Mine Exploitation
Concession/License
(Renewed SSGM)
1.23 Square Kilometers
Exploitation
Area
Santa Lucia Mine
New San Sebastian Gold Mine
Exploration Concession/License
(New SSGM)
40.77 Square Kilometers
February 24, 2003

San Sebastian Gold Mine Concession Map El Salvador, Central America


San Sebastian Peak
COSIGUINA
16.30 Acres
EXPLORATION CONCESSION
1,166 Acres
RIO CAMARON
RIO LAS MARIAS

Three Areas	Acres
SSGM Exploitation	304
SSGM Exploration	1,166
El Paraiso Exploration	228

Scale

1 : 20,000 Meters

Ore Reserves

L = 1.0 km. or 3,300 ft.
W = 250 mts. or 825 ft.
D = 200 mts. or 660 ft.

Average Grade: 0.025 ounces of gold per ton

Total tonnage 138,219,230

Total probable/possible ounces of gold: 3.4 million

Total probable/possible ounces of silver: 0.4 million

Directors

Edward L. Machulak
Chairman, President, Chief Executive Officer, Treasurer, Member of Audit Committee and Member of Executive Committee

Edward A. Machulak
Director, Executive Vice President, Secretary and Member of Executive Committee

Chief Executive Officer of Circular Marketing, Inc., Gamco, Inc., Landpak, Inc., MacPak Inc. and Edjo Ltd.

Sidney Sodos
Director

Member of the Law Firm of Machulak, Robertson & Sodos, S.C.

John H. Curry
Director and Member of Audit Committee

Independent Consultant

Corporate Officers/Key Management

Edward L. Machulak
President, Chief Executive Officer and Treasurer

Edward A. Machulak
Executive Vice President and Corporate Secretary

Christine M. Wolski
Assistant Corporate Secretary

Luis A. Limay
Manager of El Salvador Operations

Jaime Arizola Sanchez
Civil Engineer

Marcos Antonio Flores Arias
SCMP Superintendent

Affiliated Organizations, Subsidiaries and Offices

Legal Counsel
Machulak, Robertson & Sodos, S.C.
1733 North Farwell Avenue
Milwaukee, Wisconsin 53202-1805

Independent Accountant
Bruce Michael Redlin, CPA, LLC
Certified Public Accountant
West Allis, Wisconsin

El Salvador Office

San Miguel Office
Avenida Geminis
Calle Mercurio
Poligono G-5 No. 16
Ciudad Satelite de Oriente
San Miguel, El Salvador
Telephone (503) 669-3646
Fax (503) 669-3655
E-mail commercegroupcorp@hotmail.com

Majority-Owned Subsidiaries and Joint Venture
Homespan Realty Co., Inc. ("Homespan")
Mineral San Sebastian, S.A. de C.V. ("Misanse")
Ecomm Group Inc. ("Ecomm")
San Luis Estates, Inc. ("SLE")
San Sebastian Gold Mines, Inc. ("Sanseb")
Universal Developers, Inc. ("UDI")
Commerce/Sanseb Joint Venture ("Comseb")

General Shareholder Information

Shareholders and members of the investment community should direct inquiries to:

Investor Relations
Commerce Group Corp.
6001 North 91st Street
Milwaukee, Wisconsin 53225-1795
Telephone (414) 462-5310
Fax (414) 462-5312
E-mail
info@commercegroupcorp.com
Website
http://www.commercegroupcorp.com

Transfer Agent/Registrar
Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Bank of America Plaza
Reno, Nevada 89501
Telephone (775) 322-0626
Fax (775) 322-5623

Common Stock
Over the Counter Bulletin Board
(Symbol: CGCO; effective May 5, 1999)

CUSIP No. 200654 10 1

Traded publicly October 1968

S.E.C. Form 10-K
Commerce Group Corp.'s S.E.C. Form 10-K, a corporate operational and financial report, and its exhibits, are filed electronically with the U.S. Securities and Exchange Commission EDGARLINK Electronic Filing System. The S.E.C Form 10-K is included with this annual report. Annual reports are available without charge to shareholders upon written request to Investor Relations.

SEC Website
http://www.sec.gov/cgi-bin/srch-edgar?0000109757



COMMERCE GROUP CORP.

6001 N. 91st Street

Milwaukee, WI 53225-1795

Telephone: (414)462-5310

Fax: (414)462-5312

E-mail: info@commercegroupcorp.com

Website: http://www.commercegroupcorp.com